Exhibit 2.12

ANNUAL INFORMATION FORM

For the year ended December 31, 2016

March 23, 2017

TABLE OF CONTENTS

GENERAL MATTERS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
CORPORATE STRUCTURE	2
BUSINESS OF THE COMPANY	2
GENERAL DEVELOPMENT OF THE BUSINESS	9
MINERAL PROPERTIES	10
RISK FACTORS	35
DIVIDEND POLICY	41
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	41
MARKET FOR SECURITIES	45
DIRECTORS AND EXECUTIVE OFFICERS	46
AUDIT COMMITTEE INFORMATION	48
INTERESTS OF EXPERTS	49
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	49
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	49
REGISTRAR AND TRANSFER AGENT	50
MATERIAL CONTRACTS	50
ADDITIONAL INFORMATION	50
GLOSSARY OF MINING TERMS	51
SCHEDULE A AUDIT COMMITTEE MANDATE	A-1

GENERAL MATTERS

Currency Presentation

This annual information form contains references to the Canadian dollar, the US dollar and the Brazilian Real. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. US dollars are referred to as “US$” and the Brazilian Real is referred to as “R$”.

Metric Equivalent Table

The following table sets forth certain factors for converting imperial measurements into metric equivalents:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.45359
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual information form contains “forward-looking information” (also referred to as “forward-looking statements”) which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects, the future price of gold or other metal prices, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration and/or exploitation, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of regulatory matters, and that reflects management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Often, but not necessarily always, the use of words such as “anticipate”, “believe”, “plan”, “estimates”, “expect”, “intend”, “budget”, “scheduled”, “forecasts” and similar expressions have been used to identify these forward-looking statements or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These statements reflect management’s current beliefs and are based on information currently available to management. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or financial or operating performance. Forward-looking statements involve significant risks, uncertainties and assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include risks related to failure to define mineral resources, to convert estimated mineral resources to reserves, the grade and recovery of ore which is mined varying from estimates, future prices of gold and other commodities, capital and operating costs varying significantly from estimates, political risks arising from operating in Brazil, uncertainties relating to the availability and costs of financing needed in the future, changes in equity markets, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, uninsured risks and other risks involved in the mineral exploration and development industry. Although the forward-looking statements contained in this annual information form are based upon what management believes to be reasonable assumptions, the Company cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements.

These forward-looking statements are made as of the date of this annual information form, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Rio Novo Gold Inc. (“Rio Novo” or the “Company”) was incorporated on January 4, 2008 under the name Ferdi Investments Inc. pursuant to the BVI Business Companies Act, 2004 (the “BVI Act”). The Company changed its name to Rio Novo Holdings S.A. on May 14, 2008 and to Rio Novo Gold Inc. on January 5, 2010. The Company’s registered office is located at the Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands. The Company maintains operating offices at Av das Americas 8445, sala 517, Edificio Barra Tower, Barra da Tijuca, Rio de Janeiro, Brazil and Cra 19 N° 72-61, Urb. Santa Clara, Manizales, Colombia; and has a corporate office at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5. The Company is controlled by Northwestern Enterprises Ltd. (“Northwestern”), as successor to Cyprus River Holdings Ltd. (“Cyprus River”).

The ordinary shares of the Company (the “Ordinary Shares”) are traded on the Toronto Stock Exchange (the “TSX”) under the trading symbol “RN”.

In this annual information form, references to the Company also include the Company’s subsidiaries, unless inconsistent with the context.

The following diagram sets forth the intercorporate relationships between the Company and its subsidiaries as at the date of this annual information form, together with the jurisdiction of incorporation of each such entity:

BUSINESS OF THE COMPANY

Summary

The Company is currently focused on the acquisition, exploration and development of gold mineral resource properties in Brazil and Colombia. The Company has two projects in Brazil – the Almas Gold Project, located in Tocantins State, Brazil, and the Matupá Gold Project (formerly the Guarantã Gold Project), located in Mato Grosso State, Brazil – and one project, the Tolda Fria Gold Project, located in Caldas State, Colombia. The Company’s goal is to become a producer of gold by bringing the Almas Gold Project into production. Both the Almas Gold Project and the Matupá Gold Project enjoy established infrastructure, including paved highways, main grid power, cellular phone service and nearby towns in mining friendly jurisdictions. The Almas Gold Project is also permitted for construction. The Almas and Matupá Gold Projects were previously owned by Vale S.A. (“Vale”), a major Brazilian mining company (formerly Companhia Vale do Rio Doce).

Almas Gold Project

The Almas Gold Project in Tocantins State, Brazil is located in a historical gold mining area with numerous small artisanal mines (garimpos) and is the location of the former Vale Paiol Gold operation. The Almas Gold Project consists of three deposits (Paiol, Vira-Saia and Cata Funda) and several exploration targets, including the Nova Prata/Espinheiro, Jacobina, Morro do Carneiro and Conceição exploration targets. Of these, only the three deposits have seen significant exploration work. From 1996 to 2001, Vale operated an open-pit mine and heap leach operations that produced almost 87,000 ounces of gold from 2.0 million tonnes (Mt) ore from the Paiol deposit, but operations were suspended due to the low gold prices in 2001. All installations were dismantled and disposed of and the area rehabilitated.

Land and Permit Status

The Company currently controls some 160,753ha of exploration and mining licenses in the Almas region. The mineral rights cover prospective exploration ground in four greenstone belts: the Paiol,Cata-Funda Belt, the Nova Prata Belt, the Dianopolis Belt, and Conceição target.

In April 2011, the Company entered into an exploration and option agreement pursuant to which it has the right to acquire a 100% interest in five mineral rights (four exploration authorizations and one application for exploration authorization) covering an area adjacent to the east border of the Almas Gold Project.

The “Licença de Instalação” (“LI”), or construction licence, for the Almas Gold Project was issued to the Company by the Tocantins State Natural Resources and Environment Authority (“Naturatins”) in December 2011, after review and conditional approval of the Project Environmental Assessment (“EA”). The LI had an initial term of two years, but was renewable for two equal, consecutive periods (for a total of 6 additional years). The LI was most recently renewed by Naturatins on January 31, 2017 through to January 30, 2019, and is renewable for an additional two year period. The LI will enable the Company to start the pre-stripping of the Paiol deposit, alongside the installation of the processing plant and ancillary facilities in accordance with the specifications presented in the plans, programs and projects approved by Naturatins, immediately upon the arrangement of project financing and fulfillment of typical technical and environmental preconditions, which were drawn from recommendations of the EA report and other issues identified by the environmental authority during their analysis. The majority of these conditions related to environmental studies and/or technical data which had to be presented to support specific authorization requests, such as vegetation suppression, fauna rescue, water use and archaeological assessment. Currently, only five items of the 23 EA conditions remain outstanding, which can be grouped into two general categories: (i) detailed engineering plans to be submitted upon completion of the project design and (ii) estimation of the environmental compensation (“EC”) fee - Federal Decree No. 6,848 of 2009 - to be calculated upon completion of the project financing arrangements. The environmental authority will use this information when the Company applies for the Operating Licence (“LO”) to inspect and verify that all construction was completed in keeping with the project design.

The Company completed its economic development plan in early 2012 and submitted it to the Brazilian Department of Mines (“DNPM”). In January 2013, both Paiol and Cata Funda received approval from DNPM authorizing renewal of mining activities. Previously they had the status of “Suspended Operation” with the DNPM. The process is well documented by DNPM and is defined as a request to actively mine again (Requerimento para Retomada de Lavra) under Section 20.2.3 of the Regulatory Norms for Mining (Normas Reguladoras de Mineracao “NRM” Suspensao, Fechamento de Mina e Retomada das Operacoes Mineiras).

Project Status

On April 3, 2012, the Company announced the results of the preliminary economic assessment (“PEA”) for the Almas Gold Project. The PEA was prepared by Pincock, Allen & Holt (“PAH”) and filed by the Company on SEDAR on April 18, 2012. The PEA disclosed Measured and Indicated Resources of 545,789 oz and an Inferred Resource of 32,983 oz. On October 25, 2012, the Company announced that it had upgraded the resource estimate, increasing the total number of ounces and the level of confidence in the estimate, to Measured and Indicated Resources of 839,033 oz and Inferred Resources of 496,131 oz.

On November 8, 2012, the Company announced the results of the feasibility study for the Almas Gold Project (the “2012 Almas Feasibility Study”). The 2012 Almas Feasibility Study was prepared by Runge Pincock Minarco (“RPM”) (formerly PAH).

During the second quarter of 2013, the Almas Gold Project was placed on care and maintenance due to the lack of success in arranging project financing. All exploration and development activities were suspended and all exploration and project development teams were dismissed.

During 2016, Rio Novo and RPM updated the 2012 Almas Feasibility Study to reflect new economic conditions created by the devaluation of the Brazilian currency and the contraction of the Brazilian construction sector. The results of this update (the “Updated Almas FS”) showed improved economics for the project and were announced on

August 9, 2016. A technical report of the Updated Almas FS (the “Updated Almas FS Report”) was filed on SEDAR on September 22, 2016.

Updated Feasibility Study Highlights

The Updated Almas FS demonstrates an advanced stage, fully permitted project with an existing, on-site 5,800 ton/day ball mill, robust return metrics, significant expected cash flow and forecast payback to debt and equity in less than two years. As such, civil works can commence once project financing is complete, and it is expected that commercial operation can be achieved within 18 months after beginning of construction.

The Updated Almas FS was performed in order to review how current market conditions had affected both capital expenditures (“Capex”) and operating expenditures (“Opex”) since RPM completed the 2012 Almas Feasibility Study. The significant appreciation of the U.S. Dollar against the Brazilian Real since 2013 resulted in substantial reductions in both Capex and Opex in US$ terms. In addition, the mining industry slowdown globally, and within Brazil, provided an opportunity to further reduce costs for equipment and services. The analysis of the effect of these key variables or inputs was the principal focus of the Updated Almas FS effort. Together, such effects reduced overall estimated costs for the project and provided significantly improved project after tax return metrics. The base case assumptions used were a gold price of US$1,250 and a BRL 3.5 to US$1 rate of exchange (the BRL Forex rate used was a bank consensus figure Q1, 2017 as of July 28, 2016).

The Rio Novo and RPM effort focused on reviewing, re-quoting and re-assessment of various aspects of the Almas Gold Project. Such aspects included Capex, sustaining Capex, mining costs, SG&A, title & land holding status, permitting status as well as a complete review and update of the financial model for the project.

Other items from the 2012 Almas Feasibility Study were reviewed for stability of content and were left unchanged. Such items included history, geology, exploration, exploration results, mineral resources, reserves (Proven and Probable Reserves of 763,940 ounces of gold), mining methods and other items, which were established and memorialized within the 2012 Almas Feasibility Study. These items were also included in the Updated Almas FS but remain largely unchanged from the 2012 Almas Feasibility Study.

As an example of the update effort, Rio Novo staff re-quoted (and RPM validated) Capex items. The update focused on industrial plant, machinery, equipment, civil works and pre-operational items. It provided a comprehensive review of the changes in the market from 2013. In addition, certain key items, such as pre-stripping, land acquisition and transmission line costs, were also re-evaluated. The update effort re-quoted 61 “packages” of items, which within them contain approximately 5,000 individual items (this included all needed imported equipment items). All “packages” received a minimum of three new quotes, with many receiving four or five quotes.

The reduction in the US$ Capex value was due in part to the devaluation of the R$ relative to the US$. However, the Updated Almas FS effort also found that “dormant” market conditions reduced the R$ value of many items, such as the EPCM contract. Rio Novo believes that further reductions to the Capex update are possible during a future negotiation process.

Mine Schedule and Production

The development time to full mine ramp up will be approximately 18 months, starting immediately after the completion of project financing arrangements. As noted above, the project has been placed on care and maintenance pending arrangement of suitable financing.

Matupá Gold Project

The Matupá Gold Project consists of several deposits and exploration targets including the X1 deposit and the Matupá, Guarantã Ridge, V4, V5, V6, and Fuscão exploration targets.

The Matupá Gold Project is located in the Alta Floresta Gold Belt in Mato Grosso State, Brazil. The Alta Floresta Belt is a Lower Proterozoic (about 2.0 billion years old) magmatic arc with numerous gold occurrences in epithermal veins and porphyry intrusions. The Company has explored the district with two properties in advanced exploration stage, X1 and Guarantã Ridge, plus numerous projects in early exploration. To date, the Company has completed nearly 21,000m of exploration and resource development drilling in the district.

X1 Property Evaluation

X1 is a porphyry Au-Ag deposit. The Company had completed nearly 11,500m of diamond core drilling on the deposit through the end of 2012. An additional 17,000m were completed by previous owners. A National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant measured and indicated resource of 8.0 Mt averaging 1.35 g/t Au and 4.6 g/t Ag was defined in the technical report dated February 12, 2010 titled “Technical Report and Audit of the Preliminary Resource Estimate on the Matupá Gold Project, Mato Grosso State, Brazil” (the “Matupá Technical Report”).

Matupá Target

Matupá is a large area of porphyry mineralization, similar to X1. Matupá received limited exploration in the early 1990s by Rio Tinto plc (“Rio Tinto”), but has been essentially idle since that time. The Company believes that this ground holds significant exploration potential and will be the focus of future exploration operations in the district.

On March 5, 2012, the DNPM accepted an administrative appeal and cancelled the decision of non-approval of the final exploration report of activities presented by the prior owners of mineral license no. 866.324/1991 (the “Matupá Exploration License”), which re-established the good standing of the license. On March 21, 2012, the Company and Matupá Sul Mineração Ltda. (“Matupá Sul”) signed an agreement pursuant to which the Company has the right to acquire a 100% interest in the Matupá Exploration License.

The Matupá target was the site of a large gold rush in during the 1970s and 1980s. The area covers a northwesterly trend over twelve kilometers long and one to two kilometers wide. Within this trend at least eight porphyries have been identified, all alkaline granitic bodies with potassic alteration. Gold occurs along northwesterly faults and fracture zones, mainly where intersected by northeasterly faults.

During 2012, Rio Novo focused on early stage exploration at Matupá, consisting of mapping, geochemistry and topographic surveying. Mapping was completed over the entire Matupá project, mainly as confirmation mapping of former Rio Tinto work. Detailed mapping of the main prospect MP2 was initiated. Soil sampling was completed over eight targets on the property. This sampling included validation of former Rio Tinto work. The mapping and soil sampling has now clearly outlined eight targets at Matupá, including a new anomaly discovered on the southeast part of the project, MP8. Rio Novo also initiated channel sampling of exposed areas, including both major outcrops and garimpo artisanal mine workings, and completed re-logging of the old Rio Tinto drill holes, validation of the assays, and construction of a geological model on the MP2 prospect. The results will be used in a scoping study to determine the size and economics of thedeposit.

During 2013, activity at Matupá was reduced to a minimum and priority was given to maintenance of title and existing permits.

District and Regional Exploration

Early stage exploration was commenced on approximately 100,000ha of exploration licensesor license applications.

The work includes generative exploration to define prospects as well as detailed early-stage exploration on prospects. The prospect exploration includes geological, geophysical, and geochemical surveys along with first-pass scout drilling. To date, six of these prospects have had an initial phase of scout drilling.

The Matupá Gold Project was placed on care and maintenance during the second quarter of 2013. Exploration work will resume when market conditions improve and additional financing is available to the Company.

Tolda Fria Gold Project

The Tolda Fria Gold Project, located in Caldas State, Colombia, was acquired by the Company in May 2011. Since the acquisition, the Company has executed a systematic program of trenching, mapping, underground channel sampling, and a first-pass scout drilling program to determine the vertical and horizontal continuity and the extent of the Tolda Fria deposit.

Land and Permit Status

The Tolda Fria Gold Project is located approximately 10km southeast of the city of Manizales in the Villamaria District, Caldas State, Colombia. The elevation of the prospect ranges from 2,800 to 2,950m above sea level. The Tolda Fria Project has a 30 year minerals Concession Contract (issued in 2011) registered at the Federal level and an Environmental Management Plan (“PMA”) for small-scale mining operations registered at the Caldas State

Environmental Authority (“Corpocaldas”). The Company submitted an update to the existing PMA to Corpocaldas, in December of 2012. Corpocaldas performs physical audit of the mining activities at Tolda Frida twice annually.

Project Status

The Tolda Fria deposit is hosted within Paleozoic schist of the Cajamarca Formation. Two types of gold mineralization are present, an early metamorphic mineralization with gold in irregular, discontinuous quartz veins along foliation and a later cross-cutting epithermal vein system generally controlled by high angle structural zones. Gold is present as free gold and gold-sulfides within quartz veins.

These gold-bearing veins have been mined by local artisanal miners for at least 70 years. The artisanal miners drove small underground tunnels, then cross-cut along the higher grade veins. These mining methods were rather simple, producing only small volumes of gold, and therefore only a very small percentage of the gold has been extracted

During 2012, the Company completed an exploration program at the Tolda Fria Gold Project consisting of a first-pass drilling program and a complementary bulk sampling program. The drilling program consisted of 17 drill holes totaling 5,034m. The drilling intersected broad zones of low-grade gold mineralization with a core of high-grade veins. These gold zones generally exhibit a wide area (10m to 70m) of lower grade veinlet mineralization running from 0.3 g/t to 0.7 g/t Au, with internal higher grade veins assaying from 5.0 g/t Au to 36 g/t Au in some areas. Although the drilling cut through the structures projected from underground workings, the high-grade nature of much of the tunnel sampling was only intermittently replicated in the drilling program.

The Company’s analysis of the Phase 1 drilling results determined that drilling effectively identified vein locations and coarse gold is common and presented severe sampling problems. Results suggest that while drilling can identify vein zones, the prevalence of coarse gold causes difficulties with sampling and assaying; therefore, larger samples are necessary to accurately determine gold grade.

In addition to the diamond drilling program, the Company executed a bulk sampling program consisting of 12 one- ton samples taken from the project’s historical mining tunnels. In all cases, bulk samples showed consistent high grade results in the 5-10 g/t range, with coarse and free gold present in all samples. Summary assays revealed results averaging approximately 7 g/t Au, with a range of average values from 2.22 g/t to 10.49 g/t Au and individual assay results as high as 48.8 g/t Au. Moreover, shaker table tests confirmed a significant component of coarse and free gold.

In early 2013, with a view to concentrating its management efforts in building the Almas gold mine, the Company decided to lease the Tolda Fria Gold Project to a contractor/operator. A lease agreement was signed in January 2013 with BID Mining Group (“BID”), who agreed to build, at its own cost and risk, a small 8 ton-a-day plant and operate it for a period of nine months. BID agreed to pay all the costs, including office costs, related to the operation and were required to keep the property in good standing

Rio Novo retained supervision and oversight rights over all aspects of the operation by BID on the project. BID was required to comply with all Colombian Federal and Caldas State mining laws and codes as well as Federal and State environmental regulations, procedures, processes, guidelines and codes. Rio Novo Colombia had the right to interrupt and close down operations, in its sole judgment, if it determined infringement of any State or Federal laws.

BID’s contract with the Company ended in November 2013. The contract was not renewed.

Carrying on Business in Brazil

Brazil is the largest country in South America by area (47% of South America) and the fifth largest country in the world. Brazil is a constitutional democracy with a strong national policy encouraging foreign investment. No special taxes or registration requirements are imposed on foreign-owned companies, and foreign investment capital is treated equal to domestic capital.

Brazil offers extensive infrastructure, a large pool of skilled technical and professional personnel, and an established legal system. Brazil is a civil law country and a mining friendly jurisdiction. The laws governing mining activities are found in federal legislation, which includes the Brazilian Mining Code and from a foreign investment perspective the Foreign Investment Rules and Regulations. Federal, state and municipal legislation also apply with respect to taxation, environmental and administrative matters. Brazilian business law is quite similar to corresponding law in other major civil law jurisdictions and provides a complete and efficient legal framework for foreign investment and mining activities.

Brazilian Mining Laws

The Brazilian federal government owns and has jurisdiction to control, regulate and grant rights to explore Brazil’s mineral resources. The constitutional regime governing mineral deposits and the regulations respecting exploration establish a special legal framework for the Brazilian mining industry. Under the Brazilian Constitution, mineral deposits represent a property interest separate from the surface rights and belong to the Federative Republic of Brazil. Exploration and mining activities in Brazil may be carried out by Brazilians or by companies duly incorporated in Brazil, which hold an exploration authorization or a mining concession, as the case may be, duly granted by the National Department for Mineral Production (“DNPM”), a department of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code, and requires an agreement with the landowner. Accordingly, the subsoil and soil are subject to distinct legal treatment and the holder of an exploration authorization or a mining concession has the right to conduct mineral exploration activities or mining activities even where there is a dispute with the landowner.

Before conducting mineral exploration or exploitation activities in Brazil, it is necessary to first obtain an exploration authorization, followed by a mining concession from the Brazilian government. To this end, an exploration authorization request or a mining concession request must be filed at the DNPM, which will evaluate if the request fulfills the necessary legal and technical requirements. These mineral rights normally cover an area of up to 10,000 hectares, but may be smaller in certain areas depending upon the region where the property is located (the DNPM defines the maximum area that each exploration authorization may cover in each region of Brazil).

An application for prospecting must be supported by a location map, exploration plan and motivation report and must comply with certain other requirements. Provided the area of interest is not already covered by a pre-existing application, an exploration authorization or a mining concession, and that all requirements are met, the DNPM would normally grant the authorization on a priority of application basis. Applications are sequentially numbered and dated upon filing with the DNPM.

The grant of a mining concession is subject to the fulfillment of certain conditions, namely having explored the area, an approved DNPM Report and an undertaking that the area will be adapted to the technical and economic conditions necessary to carry out the mining operations and related works according to what was established under the economic exploitation plan (Plano de Aproveitamento Econômico) (the “PAE”) related to the concession. The PAE must be submitted by the holder together with its application requesting the mining concession. The holder of a mining concession pays to the DNPM a royalty on gold of 1% of sales proceeds less sales tax, transportation and insurance costs.

An application for a mining concession must be supported by information regarding the PAE, including a description of the mining plan, the processing plants, proof of the availability of funds or existence of financial arrangements for carrying out the economic development plan and operation of the mine. Applications for mining concessions must also include an independently prepared environmental plan that must deal with water treatment, soil erosion, air quality control, re-vegetation and reforestation (where necessary) and reclamation. The mining concession, once granted, will contain terms and conditions of the concession which will include terms and conditions relating to environmental matters.

Once mining has commenced, it cannot be interrupted for a period longer than six consecutive months, except for proven reasons of force majeure, otherwise the concession may be revoked. The company must file with the DNPM (by March 15 of each year) a detailed statistical mining report. To explore the mine, it is also necessary to obtain environmental permits.

Throughout this process, the surface rights remain in the hands of landowners, typically farmers, ranchers or companies. The surface rights must be individually negotiated to allow the holder of a mineral exploration authorization or a mining concession to access the land and conduct the exploration and mining work. Surface owners must be compensated for disturbance of their farming and other activities. This compensation may take the form of outright acquisition of the surface rights at fair market value or the form of a rental of the surface area required by the project, in which case the landowner will receive a royalty of 0.5% on the same basis as the royalty paid to the DNPM, as described above. The surface rights owners are obliged by law to provide access to the mineral license holder to conduct exploration. If the parties cannot reach an agreement by mutual negotiations, the dispute will be resolved by the courts based upon tradition for the region and type of mining.

Mining concessions can be transferred between parties qualified to hold them. The Brazilian Constitution sets forth, however, that a transfer of a mining concession requires authorization from the competent government authority.

Once a mining concession is granted, a mining company is required to obtain an operating permit for each mine that is operated. The operating permit is renewed annually subject to compliance with environmental matters. No significant fees or other payments are required to be paid in connection with the issuance of an exploration authorization, an application for concession or a mining concession.

In 2013 the Brazilian Federal Government tabled and submitted to the Brazilian Congress a bill to establish a new mining code and regulatory framework for the Brazilian mineral exploration and mining industries. During the same year, the Brazilian Congress created a special commission to discuss the bill and released a substitutive project for the country’s proposed mining code and regulatory framework. This revised bill has not yet been submitted for voting at the Brazilian Congress and current discussions are suggesting that the new Brazilian Federal Government will withdraw the 2013 bill and propose a different regulation.

Environmental

Exploration activities and mining in Brazil are subject to environmental licensing. This consists of an administrative procedure, where the relevant environmental authority evaluates the project and authorizes the company to conduct exploration or exploitation work. There are three types of environmental licenses in Brazil: (i) Preliminary Licenses (also called provisory licenses) which certify the viability of the project (including approval of the site and conception) and establish the basic requirements and conditions that must be fulfilled in subsequent phases; (ii) Installation Licenses, which authorize commencement of construction (installation of the enterprise or activity) according to the specifications set out in the approved plans and programs and define the environmental control measures, etc.; and (iii) Operating Licenses granted when the project is ready and able to function following an assessment of compliance with the terms of the preceding licenses. The licensing of projects that could potentially or effectively cause degradation is subject to submission to and approval by the environmental authorities of the environmental impact study.

In some states, such as the State of Tocantins (where the Almas Gold Project is located), the environmental authority has instituted a simplified licensing procedure for projects deemed to have lower potential to cause negative environmental impact. Under this licensing procedure, the three stage procedure (LP, LI and LO) are merged into two, or only one, at the licensorʹs discretion.

Tax

There are three jurisdictions and tax collection levels in Brazil (as defined by Brazilian tax legislation): the Federal, State and Municipal levels. The main taxes levied are: Corporate Income Tax (Imposto de Renda Pessoa Jurídica) (the “IRPJ”) with companies generally subject to income tax at a rate of 25% in certain regions; a project considered to be of priority interest is entitled to a reduction of 75% in the effective income tax rate; and Social Contribution on the Net Profit (Contribuição Social sobre o Lucro Líquido) (“CSLL”) at a current rate of 9% (however, there is a 1% bonus for tax regularity if the company fulfils certain conditions). There are several government incentives for start-up projects in Brazil, such as subsidized loan financing and tax exemptions or reductions, which vary according to the characteristics and location of each project. International investors have equal access to these incentives, when compared with local investors.

Emerging Markets Risks

There are risks and uncertainties inherent in the foreign jurisdictions in which the Company operates. See “Risk Factors” below.

Related Party Transactions

As described under “General Development of the Business”, the Company has obtained various loans from its principal shareholders to fund its operations and has satisfied its payment obligations in respect of many of such loans by issuing Ordinary Shares to the lenders. These loans were required because arm’s length third party financing has not been readily available to the Company.

The terms of the loans and shares for debt exchanges were considered by the directors of the Company (each of which is independent of the lenders) to be reasonable. The interest rates for the loans were at or below rates which would have been expected for arm’s length loans (if they had been available) and the deemed issue prices at which the Ordinary Shares were issued were within the discount percentage permitted by the TSX for private placements. The approval of the TSX was obtained for each of the shares for debt exchanges.

GENERAL DEVELOPMENT OF THE BUSINESS

The following is a description of the development of the Company’s business over the last three financial years.

2014

During 2014, the Company received loans (each evidenced by a promissory note) from (i) its then controlling shareholder, Zoneplan Ltd. (“Zoneplan”), in the aggregate amount of US$500,000 and (ii) Cyprus River (the sole shareholder of Zoneplan) in the aggregate amount of US$893,752.

On July 23, 2014, the Company issued 12,516,666 Ordinary Shares (representing 10% of the number of then outstanding Ordinary Shares) to Zoneplan at a price of $0.075 per share, of which 9,639,206 of such shares were issued in satisfaction of promissory notes with an aggregate principal amount of US$650,000 plus accrued and unpaid interest. Subsequently in 2014, all Ordinary Shares held by Zoneplan were transferred to its parent Cyprus River.

2015

During 2015, the Company received loans (each evidenced by a promissory note) from Cyprus River in the aggregate amount of US$1,305,000.

2016

During 2016, the Company received loans (each evidenced by a promissory note) from (i) Cyprus River in the aggregate amount of US$369,390 and (ii) Northwestern in the aggregate amount of US$1,076,185.

On May 25, 2016, the Company issued 13,771,114 Ordinary Shares (representing 10% of the number of then outstanding Ordinary Shares) to Cyprus River at a price of $0.105 per share in satisfaction of promissory notes with an aggregate principal amount of US$1,126,552.87 plus accrued and unpaid interest.

On July 21, 2016, Cyprus River sold all its Ordinary Shares to Northwestern. In addition, Northwestern purchased 3,557,000 Ordinary Shares from Sercor Ltd. As a result, Northwestern acquired an aggregate of 99,037,414 Ordinary Shares, representing approximately 65.4% of the then issued and outstanding Ordinary Shares. During 2016, Cyprus River also assigned to Northwestern promissory notes of the Company with an aggregate principal amount of US$1,441,589.

On August 9, 2016, the Company announced the results of the Updated Almas FS. The Updated Almas FS Report was filed on SEDAR on September 22, 2016. See “Business of the Company – Almas Gold Project” above.

2017 to Date

On January 9, 2017, the Company issued 15,000,000 Ordinary Shares (representing 9.9% of the number of then outstanding Ordinary Shares) to Northwestern at a price of $0.085 per share in satisfaction of promissory notes with an aggregate principal amount of US$951,424.54 plus accrued and unpaid interest. The following is a summary of the remaining outstanding promissory notes held by Northwestern as at the date of this annual information form:

Maturity Date	USD
10/05/2017	68,773
10/05/2017	307,199
09/06/2017	115,000
12/08/2017	33,000
01/09/2017	41,000
23/09/2017	32,000
15/05/2017	112,965
20/06/2017	77,220
21/06/2017	780,000

On February 15, 2017 the Company completed a non-brokered private placement of 12,271,763 Ordinary Shares (representing 7.37% of the number of then outstanding Ordinary Shares) to Adair Investments Ltd. at a price of $0.12 per share for proceeds of $1,472,612.

MINERAL PROPERTIES

The Company’s current material properties are the Almas Gold Project, the Matupá Gold Project and the Tolda Fria Gold Project. This section contains background and other historical information on these properties.

Almas Gold Project

Set out below is the summary section of the Updated Almas FS Report, which is dated August 9, 2016, authored by Richard Kehmeier, C.P.G. and Paul Gates, P.E. of RPM and titled “Updated Feasibility Study Technical Report for the Almas Gold Project, Almas Municipality, Tocantins, Brazil”. Reference should be made to the full text of the Updated Almas FS Report, which is available on SEDAR and is incorporated by reference into this annual information form, for the detailed disclosure in respect of the Almas Gold Project (including, among other things, a description of the significant assumptions, qualifications and other significant considerations related to the Updated Almas FS and RPM’s conclusions and recommendations).

RungePincockMinarco (RPM) was retained by Rio Novo Mineração Ltda (Rio Novo) to update the 2013 NI 43-101 compliant Definitive Feasibility Study and publish a new NI 43-101 compliant Technical Report. This Technical Report meets the requirements of Canadian National Instrument 43-101. This report is identical to the 2013 report with the exceptions of the financial inputs which reflect current metal prices, equipment and capital and labor costs and updates to permitting and surface acquisition activities.

The Almas Gold Project is in the municipality of Almas, in Tocantins State, Brazil. The Project consists of three separate open pit mining areas and a central processing facility. The Almas Project three main gold deposits, Paiol, Cata Funda and Vira Saia are along a 15 km long corridor of the Almas Greenstone Belt, a Paleoproterozoic volcano- sedimentary sequence which hosts numerous orogenic gold occurrences. Mining activity at the Project will commence at the Paiol pit and will be followed sequentially first at the Cata Funda pit and finally the Vira Saia pit before returning to the Paiol pit and the Paiol heap leaching tails.

Rio Novo’s mineral rights covering the Paiol and Cata Funda gold deposits are controlled, respectively, by two Mining Concessions (9,137 ha). The Vira Saia deposit is held by two Exploration Permits (4,483.75 ha) acquired from a third-party in 2012.

Within the 1988 Brazilian Federal Constitution, mineral resources are defined as assets of the Federal Government. The legal right to mine is assigned to the mining company by the Federal Government of Brazil in the form of a Mining Decree in accordance with the Mining Code. Under Brazilian law there is a separation of the surface rights from the mineral rights; therefore, a business entity may hold valid mining rights from the Federal Government but must still negotiate legal access with the surface rights holder.

To operate the new project at the Paiol mine, Rio Novo was required to renew the environmental license under the standards set forth by the Tocantins State environmental authority (NATURATINS). Rio Novo has presented and NATURATINS has accepted the Environmental Assessment Report (EA) for the Paiol mine area resulting in the granting of the Installation License (Licença de Instalação or LI) on December, 2 2011. Renewal of the Mining Concession for the Paiol and Cata Funda properties was granted in January 2013. . Rio Novo expects to commence the Cata Funda EA Study upon resumption of project activities with acceptance by NATURATINS within 3 to 6 months.

The Vira Saia deposit is held by two exploration licenses that were assigned to Rio Novo per the terms of an Option Agreement, executed on March 22, 2011 between Mineração Santo Expedito Ltda. and Terra Goyana Mineração Ltda. and Rio Novo Mineração Ltda. The assignment of the two exploration licenses to Rio Novo covering the Vira Saia property was published in the Brazilian Official Gazette on February 13, 2012 and June 26, 2012, respectively.

Critical steps in the process of granting a Mining Decree to an operator is the acceptance by the DNPM of the operator’s Final Exploration Report (Relatório Final de Exploração) and the PAE Report. Rio Novo has received acceptance of the Final Exploration Report on the western portion of the Vira Saia property by the DNPM. Rio Novo plans to submit The Final Exploration Report on the eastern portion of the Vira Saia property to the DNPM upon restarting the project and expects approval within 6 months of submitting the report.

Rio Novo plans to commence the Environmental Assessment study on the Vira Saia property upon restarting the project and expects approval within 3 to 6 months of submitting the report.

History

Gold mining in the Almas area began in the 1700s during colonial times when slave labor was used to extract gold from near-surface oxide zones. In more recent times, garimpeiros (artisanal miners) expanded the earlier excavations. In 1977 the exploration arm of VALE identified some potentially prospective volcano-sedimentary sequences of Archean age in the region. Further exploration by VALE in the mid- to late-1980’s led to discoveries at Cata Funda and Paiol. In 1996, VALE commenced mining at the Paiol deposit.

Gold has been the primary target of exploration in the district. Discoveries thus far, have been made by a combination of mapping and soil sampling, followed by drilling. To date, exploration has primarily targeted near- surface gold anomalies and is therefore still in the early stages. The major exploration milestones are:

▪	1985: VALE and METAGO, agreed to jointly explore the area.

▪	1985 to 1987: Several targets were identified during this phase of exploration: Paiol, Cata Funda, Vira Saia, Morro do Carneiro, Refresco, Vieira, Ijuí, Mateus Lopes and Cemitério.

▪	1986: Initial drilling and discovery of the Cata Funda deposit.

▪	1987: Discovery of Paiol deposit.

▪	1996: VALE reports initial resource estimates for the Paiol deposit.

▪	1996 to 2001: VALE conducts mining of the Paiol deposit.

▪	2006 – Mineração Apuã commences exploration.

▪	2008 to 2010: Rio Novo conducts confirmation drilling, resulting in a resource estimate, reported as an NI 43-401 Technical Report in February 2010.

▪	2010 to 2011: Core drilling initiated by Rio Novo for confirmation and expansion of the Paiol and Cata Funda resource areas as well as exploration of nearby targets.

▪	2011: Discovery of the Vira Saia deposit 5km north of Paiol.

▪	2011 to 2012: Infill drilling and resource modelling at Vira Saia brought additional resources and enhanced the overall Almas Gold Project, leading to completion of a Preliminary Economic Assessment (PEA) in March 2012.

▪	2013 Completion of a feasibility level NI 43-101.

▪	2016 The current document is an update of that study using updated costs, new exchange rates and metal prices.

Geology

The Almas Gold Project area is situated within the Almas-Dianópolis Greenstone Belt (AGB) of Archean-to- Paleoproterzoic age. The greenstone belt lies within the Almas-Conceição Terrane on the western block of the Goiás Massif.

The Paleoproterozoic granite-greenstone terrane is composed of gneissic granite domes with infolded, narrow domains of metabasic and metasedimentary rocks including tholeiitic metabasalts and calc-alkaline metatonalites that have been subjected to strong regional metamorphism.

The metamorphism resulted in deep-seated, shear-hosted, mesothermal, gold deposits which have more recently been referred to as orogenic gold deposits. The gold-mineralized zone occurs in the core of hydrothermal alteration zones, generally associated with variable amounts of quartz, carbonate, albite, sericite and sulphide minerals.

Gold in the Almas Greenstone Belt occurs in four different geological settings.

▪	Gold associated with hydrothermally-altered shear zones in basic to intermediate volcanic rocks;

▪	Gold associated with hydrothermally-altered shear zones in felsic tuff;

▪	Gold associated with hydrothermally-altered banded iron formation;

▪	Gold associated with smoky quartz veins in sheared granite gneiss.

The main Paiol ore body has overall dimensions of approximately 650m in the down dip direction, 1,250m along strike and averages 27m thick. The Cata Funda ore body has overall dimensions of approximately 240m in the down dip direction, 230m along strike and averages 10m thick. At Vira Saia gold is closely associated with sulfide-bearing, quartz-sericite rich ultramylonites formed in the core of shear zones developed in granodiorite. Chalcopyrite and galena are rare. Intensity of the hydrothermal alteration is proportional to the progressive deformation in the shear zone.

Exploration

Exploration within the Almas Gold Project dates back to 1977 when VALE identified prospective terrain in the greenstone belts around Almas. Workers in the area have used a combination of geophysics, geochemistry and geologic mapping to discover numerous gold anomalies. The Paiol deposit was discovered in 1987. The Paiol discovery was significant in that the deposit did not crop out, and the discovery was based on a weak soil anomaly and geophysics.

It is important to note that exploration thus far has been primarily designed to identify near-surface prospects. The deeper, covered areas of the district have yet to be explored. Due to the generally flat terrain and thick soil or saprolite cover, only a small portion of the district has been adequately covered by exploration. Greenstone gold deposits typically have a large vertical extent and the potential for deeper, likely underground targets is good.

Drilling, Sampling, and Assaying

Drilling on the Almas Gold Project has been completed in various campaigns since 1985 by VALE – Metago, Santa Elina, Mineração Apuã (MA), and Rio Novo. Both diamond core and reverse circulation have been used in exploration activities; however, for the purposes of this and previous studies, Rio Novo has elected not to use the reverse circulation drill hole information for the geological models and resource estimates of the main deposits, Paiol, Cata Funda, and Vira Saia. This was done to assure the quality of assays and other drill hole information met Rio Novo quality standards. Reverse circulation and auger drilling were used to evaluate the former Paiol Leach Pad.

At Paiol, the known extents of mineralization have been drilled out on nominal 25m centers. Drilling covers an area of about 2000m along strike and 300m across. Additional scout holes have been drilled around the perimeter. The deposit is primarily drilled out to a vertical depth of 250m to 300m, although individual drill holes have been drilled as deep as 500m (vertical depth). In total, there have been 468 diamond core holes drilled in the Paiol area, for approximately 72,500m. Of these, 466 holes were used in the generation of the Paiol resource model. VALE drilled 519 shallow reverse circulation holes, but these were not used in the modelling.

At Cata Funda, the deposit has been drilled out at nominal 25m x 25m centers. The drilling covers an area of about 700m along strike and 250m across strike. The deposit is drilled to a vertical depth of about 80m to 100m, with an average down hole drilling length of 120m and the deepest holes reaching vertical depths of 150m to 170m. A total of 183 core holes totalling 21,400m were drilled between 1996 and 2011 and were used to generate the Cata Funda model. Reverse circulation drilling by VALE was not used in the models.

During 2011 and early 2012, a drilling campaign was completed at the Vira Saia discovery. In total, 194 diamond core holes were completed totalling approximately 26,500m. The main drilling was oriented 045 degrees (N45E), perpendicular to the overall strike of the deposit. The deposit has been drilled to a vertical depth of 150m to 180m. Drill hole spacing in the resource area is nominally 25m x 35m.

At the Paiol Leach Pad, 92 reverse circulation holes and 166 auger holes were completed.

Rio Novo had a detailed QA/QC protocol which met or exceeded industry best practice using standards, blanks and duplicates as well as a primary and a secondary lab. The primary analytical laboratory used by Rio Novo for the Almas Project is the SGS Geosol laboratory, located in Vespasiano, Minas Gerais State, Brazil. The laboratory has ISO 9001 certification and ISO 14001:2004, ISO 17025:2009 certification for environmental chemical analyses.

SGS Geosol employs modern, industry standard techniques and analytical methods. For the purpose of routine gold analysis in the Almas project, fire assay with atomic absorption (AA) finish was used most frequently. Multi-element analyses on 34 elements were determined by ICP subsequent to digestion of samples either in aqua regia acid or in four-acids.

The second laboratory used by Rio Novo for check assays is ALS Chemex which prepped the samples in Vespasiano, Minas Gerais State and Goiânia, Goiás State, Brazil and completed the analyses at their lab in Lima, Peru.

The drilling, assaying and QA/QC protocols are sufficient to support a resource model at a feasibility level.

Data Verification

Three different methods of verification were used to verify the quality of the database. These were:

1.                Verification of the original or historic data in the current database from drilling by the various project operators previous to Rio Novo,

2.                The quality control and verification procedures used by Rio Novo during drilling campaigns from 2010 to present.

3.                The final verification by RungePincockMinarco for this study.

Rio Novo has used only diamond core drilling results. Reverse circulation drilling as well as surface geochemical samples (such as rock chips, channel samples, soil samples) were not used in this study to estimate resources and no opinion is given regarding the quality of such data for other purposes such as exploration. RPM believes that the database is sufficient to support resource modeling at a feasibility level.

Mineral Processing and Metallurgical Testing

Test work included different process options for the comminution circuit, leaching with and without activated carbon and the order of unit operations (gravity concentration followed by leaching and vice versa). Each set of tests was performed for each of the representative samples of the deposits identified: Paiol, Leach Pad, Vira Saia, and Cata Funda. Based upon the results from testwork, the processing route to be used for process design was selected.

Mineral Resources

Total mineral resource estimates for the Almas gold project are based on resource models from three mineral deposits, Paiol, Cata Funda, and Vira Saia, as well as the former Paiol Leach Pad. All three resource models were built in similar fashion. In the first step, a structural model was completed by Rio Novo geologists based on core logging, surface geological mapping, and interpretation of cross-sections. Next, a lithological (rock type) model was created, followed by an alteration model. In the final step, a gold zone model was built using the above models as guidance along with the assay data from drill holes.

The above models were initially created on paper cross sections, perpendicular to the main strike, on generally 25m centers (in places 35m or 50m). This work was then digitized in ACAD and imported into Leapfrog. Using Leapfrog, three-dimensional solids were generated, and then verified visually against the original data. The solids were then imported into Surpac where the block models were constructed and original resource estimates calculated. The resource model for the Paiol Leach Pad is based on assays from reverse circulation and auger drilling. The model has no constraints other than the surveyed topography of the pad itself.

The resources were estimated based on Ordinary Kriging (OK). Categorization was defined by grid spacing in this resource model following Parker’s guidelines which recommend basing the classification in the risk of a year and a three-quarter volume production. RPM defined as candidates (Inventory) for Measured Resources as those blocks having a drill hole spacing (four drill holes) of 30 m x 30 m and candidates for Indicated Resources those blocks having a drill hole spacing (four drill holes) of 50 m by 50 m. In order to satisfy the code requirements a pit shell must be completed to define blocks which have reasonable prospects to be extracted. Moreover, historical drill holes without certificates, surveys or QA/QC should not use to define Measured Resources. Inferred blocks are those which are within a drill hole spacing of 75 m by 75 m.

Table 1-1 shows the measured and indicated resources by pit. The resources do not include 46,752 ounces from the Paiol leach pad.

Table 0-1 Resources by Pit

Variable Cutoff		Measured			Indicated
Deposit	Cutoff g/t	Au (g/t)	Tonnes	Grams Au	Au (g/t)	Tonnes	Grams Au
Paiol	0.25	0.752	16,595,211	12,479,599	0.785	10,546,003	8,278,612
Cata Funda	0.35	1.334	764,595	1,019,970	1.031	336,225	346,648
Vira Saia	0.32	1.026	593,422	608,851	0.910	2,323,772	2,114,633
Leach Pad	-	0.88	1,647,656	1,454,174
Totals		0.794	19,600,884	15,562,594	0.813	13,206,000	10,739,893

Mineral Reserve Estimates

The Almas Gold project is planned to include three open pit operations which will utilize a combination of hydraulic excavators, large front-end loaders and 35-tonne haul trucks as the primary mining equipment.

Based on the mine optimization analysis, ultimate pits were designed for each of the deposits, Paiol, Cata Funda and Vira Saia. The mine schedule resulted in an average production rate of 2.0 Mt of run-of-mine (ROM) hard-rock ore at 0.86  grams of gold per tonne ex-pit and 132 Mt of waste over the 15-year life of the project. The mining schedule is based on an annual 12 months of operation.

Using this production schedule, capital and operating cost estimates were developed for the project, including the mine and processing plant.

Total reserves are to be mined from three deposits: Paiol, the project’s primary deposit, and two satellite deposits, Vira Saia and Cata Funda, located 5km and 15km away, respectively. The total reserves to be processed also include spent heap leach residue stockpiled by VALE, the previous operator at Paiol. Table 1-2 shows the reserves by pit for the Almas gold project.

Table 0-2 Reserve Estimate

Pit	Reserve Category	Tonnes	Grade: Au g/t	Contained Au (Oz)
Paiol	Proven Probable	15,199,497 7,430,490	0.80 0.84	389,765 201,026
	Subtotal Ore	22,629,987	0.81	590,791
Cata Funda	Proven Probable	557,718 321,735	1.82 1.57	32,668 16,209
	Subtotal Ore	879,453	1.73	48,877
Vira Saia	Proven Probable	1,786,936 360,582	1.13 1.09	64,920 12,601
	Subtotal Ore	2,147,518	1.12	77,521
In-Pit	Ore	25,656,958	0.87	717,189
	Waste	133,006,951
	Total	158,663,909
	Strip Ratio:	5.18
Leach Pad	-	1,647,656	0.88	46,752

Mining Methods

The mining of the three deposits will be mechanized with progress throughout the prescribed phases advancing in successive benches. The mine development is based on variable cutoff grades that maximize gold production and operational flexibility with mining of multiple benches at any given time period.

The development time includes pre-stripping and ore stockpiling activities and is estimated to be 18 months duration. Development will consist of starting the Paiol pit overburden stripping and the construction of a 10 percent, 12-m wide ramp access. Production is expected to start 18 months after completion of construction and pre-stripping, with the extraction of primary ore from the Paiol pit.

The production schedule anticipates the delivery of 1.8 Mt of run-of-mine (“ROM”) ore at grade of 1.26 g/t during the first year of commercial operation as part of the ramp-up schedule. Average annual planned production over the life of mine is 2.05 Mtpa of ROM at 0.86 Au g/t average grade over the 15 year mine life. Average LOM strip-ratio is estimated at 5.19 to 1. Ore grade will be higher than average in the first two years, estimated to be 1.42 g/t Au.

The Cata Funda pit will commence production one year after production begins at Paiol and produce for two years r. Production at the Vira-Saia pit will also commence one year after production begins at Paiol and continue for three years. The Leach Pad reserve will be processed after mining is complete at Vira Saia taking two years to complete.

The mine schedule incorporates a mining method of blending mineralized oxide ore bodies from various pits resulting in a relatively constant average feed grade of 0.86 g/t Au. Mining is planned to occur twelve months per year with reduction in operating hours during the wet season commencing in March and ending in October. The main mining operations include overburden stripping, waste transportation and disposal, ore blasting, loading, hauling, and dumping at the processing plant.

Recovery Methods

The metallurgical process will treat two million tons of ore per year. The ore will be crushed in three stages operating in closed circuit, followed by grinding via ball mill to reduce the material to a P80 of 74 microns. The ground ore will be leached and the gold in solution will be adsorbed into activated carbon (CIL). After washing the loaded carbon, the gold-rich solution will be pumped to electrowinning. The deposited cathode material will be melted into bullions. The slag will be recycled to recover trapped gold. Reagents will be prepared and stored appropriately. Water and compressed air required will come from a service area designed to supply the process. Cyanide will be destroyed to yield environmentally acceptable effluents.

Project Infrastructure

The infrastructure for the project will include improvements to the access road, site and internal road earthworks, grading and drainage, water systems, tailings storage facilities (TSF), sanitary collection and treatment, equipment foundations and structures, building foundations and structures, an incoming power transmission line, power distribution, and site communications. All systems are proven systems which have been brought to a basic design level for feasibility and cost estimating purposes.

Market Studies and Contracts

Rio Novo (Almas) will enter into a Gold Sales Agreement to sell all produced gold to Scotia Bank on the same basis as that currently in place with other major Brazilian Gold producers. Scotia Bank currently purchases much of the gold produced in Brazil. Other alternative buyers in Brazil are Standard Bank and Mitsui.

Environmental Studies, Permitting and Social or Community Impact

The major environmental and social study pertaining to the project is the 2011 Environmental Assessment (EA) of the Almas Project, Tocantins State, Brazil, complemented with other technical hydrogeological and geochemical investigations. The EA report was prepared by Canestoga-Rovers (CRA) of Sao Paolo. The document was prepared using Terms of Reference established with the Instituto Natureza do Tocantins (NATURATINS), the Environmental Authority for the licensing of mining projects within the State of Tocantins. The EA report encompasses re- development of the formerly mined Paiol pit and emplacement of associated infrastructure (waste rock dumps, tailings storage facility, processing circuit, accommodations, offices, etc.). The EA does not address development of the Cata Funda or Vira Saia pits, although some baseline information, particularly socioeconomic data, will likely be relevant in the development of the EAs prepared for exploitation of these two pits.

The EA for the Almas Project (encompassing re-development of the Paiol pit and ancillary infrastructure) was filed with NATURATINS on May 12, 2011, and conditionally approved on December 11, 2011, as part of the issuance of the Project Installation License (LI). The granted LI allows for installation of all processing infrastructure. An Operations License (LO) will be required prior to the initiation of mining and processing of ore. The LO will be applied for once installation of infrastructure is complete, allowing NATURATINS to then inspect the facilities to ensure conditions of the LI have been satisfactorily implemented.

Terms of Reference have been issued by NATURATINS to guide preparation of separate EAs for exploitation of the Cata Funda and Vira Saia deposits. These EAs will be prepared by CRA, with work on both documents to be initiated upon resumption of the project. Rio Novo expects each report to take approximately four months to complete, after which NATURATINS has 180 days to review content. Issuance of LIs for Cata Funda and Vira-Saia is subject to NATURATINS’ review and conditional approval of the EAs, which is expected within 3 to 6 months of submittal.

Capital and Operating Costs

The costs for the project include the initial capital cost (Initial CAPEX), the sustaining capital cost (Sustaining CAPEX), and the operation cost (OPEX). All costs are in Q2 2016 US dollars. The capital and operating costs from the 2012 43-101 have been updated to current 2016 cost. The Initial CAPEX is based on the basic design and its quantities. Approximately 80% of the direct costs are from quotes from the market. The accuracy is deemed to be +/- 15% and is approximately $92.6 million. The Sustaining CAPEX includes mine fleet replacement, and tailings storage facilities, among other items. It is approximately $62.9 million.

The OPEX costs are grouped into four cost centers: mining, processing, G&A, and other operating costs. The lifetime operating cost estimate amounts to approximately $422.9 million, or US$458.4million after including refining, transportation, and royalty costs. The lifetime average unit costs per ounce of gold produced is US$602.2per oz (operating cost estimate), or US$652.8per oz after including refining, transportation, and royalty costs. The correspondent unit costs per ounce of ore feed to the plant is US$15.49per tonne (operating cost estimate), or US$16.79per tonne after including refining, transportation, and royalty costs.

Economic Analysis

Based on the assumptions adopted, the NPV (Net Present Value) estimated for the Base Case is US$147.0 million, at a discount of 5.0%. The Internal Rate of Return (IRR) is 34.3% and the average annual EBITDA from year 2 to the end of mine life is US$30 million. The undiscounted payback is 20 months. Tables 1-3 and 1-4 below summarize the sensitivity of the Project’s Net Present Value (“NPV”) and Internal Rate of Return ("IRR") to variations in gold price, and capital and operating costs.

Table 0-3 Sensitivity for NPV

Table 0-4 Sensitivity for IRR

Project Execution Plan

The project will be delivered through an EPCM contractor. The EPCM contractor will implement a Project Execution Plan (PEP) which will cover safety, organizational management, scope, schedule, cost, project controls, quality, environment, expediting/logistics, and risk, among other things. The project ideally will start construction in the spring, and take approximately one year and a half to complete. Key elements in the schedule include permits, long- lead procurement items, and an early start to earthworks for dry season construction. Subcontractors for the respective packages have been/will be assessed, and quality contractors will be used on the project. Performance security will be taken on all major packages. A risk register will be developed and will be monitored and acted upon.

Recommendations

▪	Analyse gold mineralogy and recovery more specifically in order to dissipate any doubt if further gold can be obtained. Consequently, reagent consumption can be determined more accurately.

▪	Review classification of resources to insure the first few years of production are measured and well defined.

▪	Further power calculations should be performed in order to minimize power consumption.

▪	Further analysis of geotechnical aspects for detailed design and construction. This will enable more certainty to the cost and schedule of earthworks and foundations for the project.

▪	Survey terrain to total station survey accuracy for detailed design.

▪	Recalculate OPEX considering process improvements (if applicable) derived from recommendations for Sections 13 and 17.

▪	Update and refine OPEX and CAPEX costs during final design to reflect more current conditions.

▪	Review and refine pit geotechnical studies to insure the stability of the proposed pit walls.

▪	Review and investigate possible ways to lower haulage costs from Vira Saia and Cata Funda to the process plant.

▪	Further refine the resource block models for the Project in the next stage of engineering. RPM suspects the inclusion of low grade blocks at the vein contacts in the current Vira Saia model could result in a possible reduction of up to 12k oz of Au reserve. A new resource block model at Vira Saia and optimization of the production schedule could in RPM’s opinion, result in the gold reserves at Vira Saia being reduced or eliminated in the next phase of detailed engineering development. RPM notes that the amount of potential change is negative 1.6% to the overall gold reserve of the Project which is not considered material.

Matupá Gold Project

Substantially all of the information in this section is summarized or extracted from the Matupá Technical Report, which is dated February 12, 2010, authored by Susan Poos P.E and Michael Ward C.P.G, of Marston & Marston, Inc.,. Ronald Simpson B.Sc., P. Geo of GeoSim Services Inc. and Kathy Altman PhD., P.E. of Samuel Engineering Inc. and titled “Technical Report and Audit of the Preliminary Resources Estimate on the Matupá Gold Project, Mato Grosso State, Brazil”. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Matupá Technical Report, which is available on SEDAR and is incorporated by reference into this annual information form.

Property Description and Location

(1)	Location

The Matupá Gold Project is located in the extreme north-central part of Mato Grosso State, and encompasses an area surrounding the town of Guarantã do Norte centered at longitude of 54°54ʹW and at latitude of 9°57ʹS, UTM 21L zone (South American 1969 datum). The location of the projects relative to the town of Guarantã is shown below on Matupá Gold Project-Guarantã Targets Location. The Company controls the mineral rights for 31,043 ha. The locations these mineral rights are shown on Matupá Gold Project – Mineral Rights Map.

Matupá Gold Project – Guarantã Targets Location

The Guarantã Targets Location figure shows the location of the project areas and primary exploration targets. The X1 deposit is approximately 11 km south of the town of Guarantã do Norte along Highway BR-163. The Guarantã Deposit is located about 4 km north of Guarantã do Norte along an unpaved road connected to Highway BR-163.

(2)	Surface Land Status

The surface rights covering Rio Novo’s mineral holdings in the Guarantã – Matupá area are held by a combination of small farmers and ranchers as well as large farming corporations. There is significant soybean farming in the region. In the area of the X1 and Guarantã deposits there is small-scale cattle ranching. To the south, the Matupá targets are on land currently used for cattle ranching. The company currently maintains surface access agreements with all the landowners covering the areas under exploration.

(3)	Mining Claim Description

The Company holds the mineral rights for 6 properties covering an area of 31,043 ha available for mineral exploration in the Alta Floresta Gold Province. Eleven of the exploration authorizations expired on March 14, 2010. The Company took the actions required to maintain the exploration authorizations or convert the authorizations into mining concessions..

These mineral rights are also shown in the figure below named Matupá Gold Project – Mineral Rights Map.

Matupá Gold Project – Mineral Rights Map

(4)	Agreements and Encumbrances

The Company controls 100% ownership of the mineral rights. Third parties own the surfacerights.

(5)	Environmental Liabilities

There are currently no environmental liabilities at the áã and/or X1 deposit areas. Remediation of the areas impacted by exploration works undertaken has been compensated.

(6)	Permitting

The above listed properties are exploration permits and any progression to mining permits will require completion of an extensive series of obligations that include environmental impact studies (EIA/RIMA) and other environmental formalities in regard to forest and water use. In addition, The DNPM has approved the final exploration report on the X1, Matupá and Guarantã Ridge targets. The Company needs to complete the prerequisites needed to obtain the mining concession, which is required before mining can begin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

(1)	Accessibility

The Matupá Gold Project surrounds the township of Guarantã do Norte and all target areas are readily accessible by a network of secondary roads off the Cuiabá - Santarém Highway (BR 163). This highway is almost entirely paved from Cuiabá to Guarantã do Norte, a distance of approximately 730 km; however, some sections of the highway are poorly maintained and severely deteriorated due to heavy traffic during the rainyseason.

The X1 deposit is located on a prominent hill about 11 km south of Guarantã do Norte just off Highway BR 163. The Guarantã target itself lies 4 km north from the center of town and is accessed and cut by Highway BR 163.

(2)	Resources and Infrastructure

The main economic focus in the project region is on soybean and rice farming (plantations), the wood industry and dairy. It is one of the fastest growing regions in the country mainly because of the export-oriented agribusiness and an aggressive occupation and use of recently deforested areas.

Universities and technical centers involved in teaching the agribusiness are well established and growing in the city of Sinop, 220 km south of the project.

Guarantã do Norte has both private and public primary and secondary schools to serve the almost 5,000 students of the municipality (urban and rural areas). The city also has two hospitals with total capacity of 50 beds, communication systems, banks, police and local justice offices. Guarantã do Norte is well situated to support many of the necessities of the project (personnel, accommodation, basic services, transport, health and others).

A power supply is available at the project site. A power line of 138/34.5 kV, owned by the regional electricity company CEMAT (Centrais Elétricas e Mato Grosso), crosses the Matupá Gold Project propertyarea.

Information obtained from CEMAT regarding the Matupá Gold Project indicates there is a projected surplus of more than 10 MW for the next five years. This is due to over-capacity of regional generation from several small hydroelectric power plants that cannot export the excess energy due to lack of capacity of the main lines connected to the Brazilian electric network (interconnected system).

Guarantã do Norte is 240 km north of Sinop on federal Highway BR 163 and 320 km east of Alta Floresta on Route MT-419. Commercial flights are scheduled from Cuiabá (capital of the state) to the nearby cities of Sinop or Alta Floresta (130 km west). There is some indication that regular flights may start again from Cuiabá to Matupá which is located 30 km to the south.

(3)	Physiography

The Matupá Gold Project lies in the Amazon Basin in an area of flat to subdued topography with small hills related to granitic intrusions. To the north of the city of Guarantã do Norte the topography becomes more rugged with relief in the range of 100 m.

Most of the land is under cultivation for livestock and there are only very small areas of native vegetation preserved on top of some hills and along drainages. The original vegetation forms two layers: an upper layer, with trees more than 20 m high and a lower one, with low-to-medium size plants not exceeding 10 m in height. Guarantã do Norte lies at an elevation of 345 m above sea level.

Two main rivers drain the area, Rio Braço Norte and Rio Braço Sul which, along with several springs, provide plentiful water for the agriculture industry. Tributaries of Rio Braço Norte are used for hydroelectric power generation north of the city.

(4)	Climate

The local climate has well defined seasons: the rainy season from September to April and the dry season from May to August. This climate is characteristic of much of the state of Mato Grosso and southern Pará State. The average day- time temperature in the project area is 26.1°C.

The temperatures do not vary significantly with a maximum high of 33°C and a low of 25°C. Annual rainfall exceeding 2,500 mm is typical.

History

The region including Guarantã, Matupá and Peixoto de Azevedo has a recorded history of gold production that started in 1980 with the arrival of garimpeiros (artisanal miners). Gold production reached its peak in 1989 and started to decline in 1999. From 1980 to 1999, the production of gold within the limits of the gold province of Alta Floresta was estimated to have been in the order of 160 tonnes. Despite the relative exhaustion of the alluvial and the supergene enrichment deposits, this region could still hold significant exploration potential for primary gold deposits.

Reconnaissance mapping and prospecting by Vale in 1999 resulted in the discovery of a gold occurrence in a road cut 3 km north of Guarantã do Norte. Follow-up rock and soil sampling in 2000 revealed anomalous concentrations of Au and Ag. Some manganese-rich structures associated with east-west normal faults yielded samples ranging from 0.2 g/t to 24.09 g/t Au. During 2001 more detailed geologic mapping was carried out at a 1: 5,000 scale.

In 2002, Vale completed 3,000 m of diamond drilling on the Matupá Gold Project in 28 vertical and inclined holes with depths ranging from 50 m to 290 m. A soil geochemical survey was also completed on a 200 m x 50 m grid and further detailed (1:1,000) scale mapping was carried out.

In 2003, Vale, with the help of airborne geophysical survey data, discovered three new gold prospects named the X1, V6 and Fuscão. Drilling commenced the same year on the X1 deposit with 18 core holes completed for 3,190 m. A preliminary report was issued in 2004 recommending a 3-year exploration program. Vale concluded its exploration in 2005 having drilled 58 holes with a total length of 8,190 m.

In early 2006 the Company acquired the mineral rights to the project and began the work of prioritizing targets. Core drilling commenced on the X1 deposit in late 2007 and continued through to the end of 2008. Drilling was also carried out in 2008 on the Guarantã Ridge, Serrinha and Alemão targets.

Geological Setting

(1)	Regional Geology

The Matupá Gold Project lies within the Alta Floresta Gold Province, a paleo/mezo Proterozoic environment located in the southern of portion of the Amazon Craton, as shown in figure below named Matupá Gold Project – Regional Geography. The region hosts both porphyry-related and epithermal gold deposits associated with granitic and calc- alkaline intrusions and lode gold deposits related to regional shear zones.

Matupá Gold Project – Regional Geography

The Alta Floresta Golden Province encompasses two crustal domains: the Accretionary Domain and the Volcanic- Granite Domain. The first comprises moderate to highly metamorphosed, supra-crustal and plutonic rocks which occur in the southern portion of the area. The second is comprised of a spreading-sequence of calc-alkaline plutonic and volcanic rocks ranging from dioritic to granitic composition.

Both high-grade quartz-sulfide vein systems and bulk tonnage disseminated gold systems are known to occur in this type of setting. Quartz-sulfide vein deposits occur in several sizes and grades ranges within intrusive bodies such as Matupá Granite, Teles Pires Granite and Nhandú Granite. Most of the disseminated gold occurrences are related to later stage silicification and hydrothermal alteration of igneous rock resulting in high-sulfidation type gold deposits.

(2)	Property Geology

In the Guarantã region, the main lithological units recognized and reported in the literature are described as follows:

Basement/Cuiú-Cuiú Complex:

These polydeformed rocks were previously mapped in the region as Xingu Complex (Silva et al., 1980) and considered the oldest in the region. This lithological unit was termed the Cuiú-Cuiú Complex. The complex forms narrow lenses usually comprised by rocks of the Matupá and Flor da Serra Suite.

Matupá Granite:

These intrusives form an irregular northwest-southeast trending batholith that underlies much of the project area. Exposures normally extend in a N50-70E direction and are composed primarily of biotite granite and equigranular to porphyryitic monzogranite. These rocks are locally altered by hydrothermal fluids and contain porphyry style disseminated gold mineralization. The X1 deposit is hosted by this unit.

Flor da Serra Suite:

These rocks occur in the southwest portion of the project as an intrusive body within the Matupá Granite. They are predominantly of gabbro-dioritic composition. Parts of the suite are metamorphosed to amphibolites. The suite also includes some andesites and subordinate trachyandesites.

Juruena Intrusive Suite:

Calc-alkalic granitic intrusive bodies characterize this suite. The rocks exhibit little deformation. This suite displays a weak magnetic signature and is part of the granite genesis related to the magmatic arc.

Nhandú Granite:

The Nhandú Granite consists of porphyroblastic granitoids which occur as subconcordant to discordant, circular to ellipsoidal stocks and apophyses. The predominant lithotypes are magnetite-biotite monzogranite and syenogranites.

Colíder Suite:

The northern portion of the project area is underlain by meta-volcanic rocks of the Colíder Suite intruded by the Teles Pires granites as shown in figure below named Matupá Gold Project – Property Geology. The Teles Pires granites normally form small hills.

Matupá Gold Project – Property Geology

The Colíder Suite consists mainly of intermediate to acid flows followed by frequent pyroclastic flows, epiclastic deposits and tuffs.

Teles Pires Granite:

This term refers to a series of granite bodies considered anorogenic of subvolcanic character and comagmatic to the acid volcanism form the Colíder Suite. It occurs in the form of batholiths and stocks, cutting all older units. The predominant lithotypes are granite and biotite granite.

Structures:

Extensional structures crossing the project area were related to two main events. The first event was north-south tensional stress, probably post-collisional or related to Colíder volcanism. This is typified by fracturing associated with breccias (trending N75E and N75W from the Guarantã target) and is likely correlated with the Teles Pires granitic intrusions. The second consisted of east-west tensional stress and correlates with faults structures trending N15E.

Hydrothermal Alteration and Mineralization:

Primary gold mineralization in the area occurs both in epithermal and mesothermal environments. Disseminated and/or stockwork gold mineralization is represented by the X1 Deposit and V6 target, hosted by the Matupá Granite and also by the Guarantã Deposit where it occurs in the breccias zones hosted by interbedded sediments and volcanics (Beneficente Group/Colíder Suite).

Veins and masses of quartz, sometimes associated with massive sulfide mineralization, are found in shear zones at the Serrinha Deposit and Alemão and the V5 targets.

(2).1 Target Geology

The X1 Deposit occupies a topographic high point (hillock) and is hosted by the Matupá Intrusive Suite near the contact with the mafic/ultramafic Flor da Serra Suite. The currently known extents of the target have dimensions of 400 m east-west and 150 m north-south. The main lithologies are syenogranites, aplites, hydrothermalites, hydrothermal breccias and minor diabase dykes as shown in the figure below named Matupá Gold Project – Geology – X1 Deposit. Matupá syenogranites, or leucogranites, are the most common rocks occurring mainly in the low lying areas.

The target area is predominantly underlain by porphyritic biotite monzogranites of the Matupá Suite. The rock is mainly composed of coarse, anhedral quartz grains ranging from 0.3 cm to 1 cm and euhedral feldspar phenocrysts (0.5 cm to 4 cm). Finer grained, equigranular biotite granite occurs in the south-central portion of the area as scattered meter-size blocks.

Slabs of syenite crop out in the south-central deposit area and weather to a dark red soil. The rock is mainly composed of k-feldspar (35%) and plagioclase (15%), ranging from 0.3 cm to 1 cm in size. The rock is strongly magnetic with about 10% magnetite.

Gabbroic dykes trending north to north-northeast intrude the older granites in the central and northwest areas of the Deposit. In the northern areas, diabase dykes have been traced for lengths of up to 130 m with direction ranging from east-west to east-northeast.

Intense hydrothermal alteration has overprinted the leucogranites in the central portion of the area where they are described as “hydrothermalites”. The altered rocks are mainly quartz and muscovite/sericite with some albite. Pyrite is the main sulfide mineral present with minor amounts of chalcopyrite and rarely chalcocite. Green sericite can compose up to 30% of the rock.

In the distal zones, the alteration changes to K-feldspar, epidote (minor) and sulfides (pyrite). Where the alteration is weak, it is possible to identify the porphyritic microgranite protolith. In the vicinity of the X1 Deposit, there are areas with stockworks of quartz sulfide veining displaying crustiform structure with vugs or thicker veinlets several centimetres in width. Intergrowths and cavity fillings of hematite have been noted in several places. The presence of sulfides (pyrite) does not confirm the presence of gold, but gold is always accompanied by sulfides.

Interpretation of airborne magnetic data shows a strong northeast-southwest structural trend with a less intense trend in the northwest-southeast direction. Examination of outcrops around the X1 deposit revealed a preferential fault/fracture direction of 040° to 050°.

Matupá Gold Project – Geology – X1 Deposit

727000
728000
729000
8887000
8886000
8885000
N
Legend
Drainage
Extension X1 Deposit
Drilling
Rio Novo Mineração
Historic (MSE/ VALE)
X1 Deposit
Geology (Rio Novo Gold)
Fault
Geophysics Lineament
Lineament (Quickbird)
X1 Main Deposit Wireframe
Geology (Rio Novo Gold)
Alteration and Litology
Hydrothermal SynTec BR
Qtz Boudins
Qtz oxidized sulphide
Ox M. Sulph Gossan
Mag Gossan
Ser. Alteration Granite
Phyllic Alteration GR
Phyllic Alteration Aplite
Early K Alteration GR
Porph. Bt Granodiorite
Porph. Bt Monzogranite
Intermediate Rock
Hb Leucogabbro
Mag Hb Gabbro
0 200 400 600 m
Rio Novo
GOLD INC
GEOLOGICAL AND
DRILLING MAP
X1 DEPOSIT TARGET
MATUPÁ GOLD PROJECT
GUARANTÃ DO NORTE
MATO GROSSO
SAD69 - UTM 21S
SOURCE: RIO NOVO GOLD, CPRM, QUICKBIRD
DATE: 2013/03/19

(2).2 Guarantã Ridge Target Geology

Mineralization at the Guarantã Ridge target occurs in a zone of hydrothermal breccias with quartz stock work, which extends for approximately 5.5 km in the east-west direction and up to 300 m in width (sulfide zone). The breccia/stockwork is hosted by volcanic and sedimentary rocks of the Colíder Suite and Beneficente Group.

Disseminated sulfides are commonly associated with silicified volcanic/volcaniclastic rocks and hydrothermal breccia/silicification within the sedimentary rocks. The breccia zone trends east-west with a south dip from vertical to sub-vertical, and hosts the Au-Ag mineralization. Weathered surfaces appear black in color due to Mn oxides. The relationship of the alteration and structure is shown on the figure below named Matupá Gold Project – Geological Map of Guarantã Ridge Deposit.

In 2001, Dr. Richard Sillitoe, consultant to Vale, characterized the mineralization of the Guarantã target as a “deeply eroded epithermal vein system of intermediate-sulfidation type.” This system is characterized by the high content of base metals, high Ag/Au ratios and the presence of manganese carbonates as rhodochrosite and/or rhodonite. All of these features are observed in the Guarantã Ridge target.

Matupá Gold Project – Geological Map of Guarantã Ridge Target

Deposit Types

The X1 deposit as well as the Matupá targets are classified as an intrusive-hosted or ‘porphyry’ low sulfidation gold occurrence. The Guarantã deposit is a volcanic breccia hosted low sulfidation system. Other targets in the district such as Serrinha appear to be shear-hosted gold occurrences.

Mineralization

(1)	X1 Deposit

The X1 Deposit lies in a structural window of the Matupá granitic massif and is bounded by two fault zones. Disseminated gold mineralization is restricted to areas of intense hydrothermal alteration and is associated with pyrite, sericite, chlorite and/or albite. Locally hydrothermal hematite and rutile occur with the pyrite. The currently known extents of the deposit have dimensions of 400 m east-west and 150 m north-south.

The X1 Deposit is similar to disseminated deposits genetically related to granite magmas classified as intrusive- related gold. This Deposit has been drilled on a grid of approximately 25 m, and geological knowledge is well advanced. The X1 Deposit is hosted by altered granite exhibiting several stages of hydrothermal alteration. Low Au grades often accompany weak hydrothermal alteration. Most of the significant Au grades occur with sulfides hosted by highly altered “pele-de-onça” (puma skin texture) granite as shown in the Matupá Technical Report. The hydrothermal alteration, comprised mainly of sericitization and silicification, occurs primarily in the western portion of the deposit which hosts the higher grades.

(2)	Guarantã Ridge Target

The mineralization at the Guarantã Ridge target is mainly associated with disseminated pyrite in silicified breccia zones hosted by andesite and trachyte tuft as shown in the Matupá Technical Report. An additional type of mineralization is associated with quartz veins/breccias containing manganese carbonate (rhodochrosite and pyrosmalite), chlorite and/or amphibole (actinolite). The mineralization is also associated with Pb (galena) and Zn (sphalerite).

All the evidence points to an epithermal model for the mineralization suggesting the possibility that the source of mineralization in the breccia is from an intrusion such as a porphyry granite type, located beneath the breccia zone.

Exploration

(1)	Surface Sampling

Surface sampling has been conducted at the X1 deposit and Guarantã Ridge target. These results are then used to develop exploration plans.

X1 and Extension

Three phases of soil geochemical sampling at the X1 Deposit and X1 Extension were completed between 2002 and 2008 by Vale and the Company. The number of soil samples is shown in table below named Matupá Gold Project Summary of Soil Sampling – X1 Deposit.

Matupá Gold Project Summary of Soil Sampling – X1 Deposit
Year	Number of Samples	Comments
2002 (Vale)	237	Carried out for geophysical anomaly check.
2003 (Vale)	419	Extension of the grid, due to successful results.
2008 (Rio Novo)	3,070	Detailed sampling X1 grid and X1 extension.
Total	3,726	-

Systematic grid soil sampling resulted in elevated Au values that were subsequently followed up with tighter spaced soil grids in the area that is now the X1 Deposit. The X1 Deposit is also located in an area of anomalous stream sediment values as seen in the figure, Regional Stream Sediment Geochemistry.

Guarantã Ridge Target

Three phases of soil and rock geochemical sampling at the Guarantã Ridge target were completed between 2000 and 2002. Detailed descriptions of samples were recorded including observations of topographic features, drainage, residual soil type, color and the altitude on the Garmin GPS 12. Every twentieth sample was a duplicate.

(2)	Stream Sediment Geochemistry

Stream sediments geochemistry was carried out by the Company with a total of 429 samples collected. as shown in the figure below named Matupá Gold Project – Regional Stream Sediment Geochemistry.

(3)	Airborne Geophysical Surveys

Two geophysical surveys were carried out over the X1 deposit area in two phases. An aeromagnetic/spectrometric survey of 4,636 linear km (north-south) with line spacing of 250 m was conducted by Prospectors Ltda. between September and October 2003; an IP-resistivity (dipole-dipole) was conducted by Scan Ltda., using 200 m line spacing over a total of 15,450 m. The Guarantã Ridge target can be linked to linear trends from the airborne magnetic surveys.

Matupá Gold Project – Regional Stream Sediment Geochemistry

Drilling

(1)	Introduction

A number of drilling campaigns have been carried out on the Matupá Gold Project. The first drilling was completed by Rio Tinto in the early 1990’s on the Matupá intrusives. Subsequent drilling programs have been completed by Vale, Santa Elina, and most recently, Rio Novo. The table below summarizes the drilling completed in the project by area and campaign:

Deposit/Target	Company	Period	Holes	Metreage
X1 Deposit	Rio Novo	2010-2011	60	11,469.66
	Santa Elina	2007-2008	65	14,197.14
	Vale	2003	18	3,190.05
	Subtotal		143	28,856.85
Guarantã Ridge Target	Rio Novo	2010-2011	50	8,062.40
	Santa Elina	2008	6	708.10
	Vale	2002	28	3,037.02
	Subtotal		84	11,807.52
Matupá Target	Crescent	2006	25	4,294.85
	RTZ	2000	30	4,330.18
	WMC	1996	10	575.28
	Subtotal		65	9,200.31
Alemão	Santa Elina	2008	3	258.75
Serrinha (cancelled)	Santa Elina	2008	10	1,600.15
Fuscão	Vale	2004-2005	5	926.55
V6	Rio Novo	2011	5	545.00
	Santa Elina	2008	2	423.90
	Vale	2004-2005	6	1,020.20
	Subtotal		13	1,989.10
Alto Alegre	Rio Novo	2011	5	582.46
Porcão	Rio Novo	2011	1	199.92
Regional	Vale	2005	1	100.55
TOTAL			330	55,522.16

(2)	Recovery

Available records from the various drilling programs by the Company indicate that core recovery in fresh rock was close to 100%. In soil/saprolite horizons, the recovery was normally above 90%.

(3)	Collar and Downhole Surveys

All drilling by Rio Novo has had downhole surveys. A Maxibor® multi-shot instrument set at 3-m intervals was used in the 2010-2012 drilling, whereas a single shot instrument was used in earlier campaigns at 20-m and 30-m intervals.

(4)	Core Handling and Transportation

At the drill site, the drill core was removed from the core tube by the drilling contractor’s personnel and placed into 1-m long wooden core boxes, each box having capacity for approximately 3 m of HQ core or 4 m of NQ core. The end of each drill run was marked by a small wooden block on which the downhole depth was written using a permanent waterproof marker. The driller’s depth markers were routinely checked for errors by the geologist or an assistant present at the drill site, and discrepancies were recorded and corrected in consultation with the drilling contractor’s supervisor onsite.

When full, each core box is sealed with a tight-fitting wooden lid and stacked in sequential order in a safe location at the drill site. Drill core is picked up at the drill site by a geologist or an assistant on a regular basis and transported by four-wheel drive pickup truck to the core logging area.

At the logging area, the core was laid out in sequential order on racks organized according to drill rig and by drill hole. The core boxes for each hole were numbered in downhole sequence and labeled with the drill hole ID and the starting and ending depth of the core contained in each box.

Following core logging and sampling, the core boxes were re-sealed with their wooden tops and labeled with aluminum strips imprinted with the drill hole ID, the box number and the end depth of that box. The boxes were then stacked sequentially in wooden racks.

Following laboratory analyses, all sample pulps and rejects are stored for a short period of time by ALS Laboratories. The Company promptly retrieves the pulps and rejects from ALS Laboratories and returns them to the core storage facility where they are catalogued and permanently stored.

(5)	Logging Procedures

The standard procedure applied to all drill cores involved the use of standard logging sheets containing lithological units, lithological descriptions, alteration type and intensity, mineralization type and intensity, sulfide mineralogy, veining and fracturing type and structural orientation and intensity.

In general each core was the object of detailed visual analysis by a geologist experienced in that type of work and each of the characteristics recorded manually in the field logs. Experienced geological assistants under the supervision of a geologist made measurement of core recovery and RQD. Recovery and RQD measurements were first recorded on handwritten sheets and subsequently entered into individual Excel spreadsheets.

The core was subsequently marked by a geologist with a cutting line to avoid sampling bias that may occur due to veins or veinlet clusters oriented obliquely to the drill core axis. The logging geologists were also responsible for laying out, measuring and marking the core sample intervals and for laying out the sequencing of reference standards, blanks and core duplicates to be inserted into the sample stream. After verification of the data contained in each of the handwritten logs, the information was transferred to digital versions of the same field log in Excel spreadsheets. For a complete disclose of each drill hole location and information please see the Matupá Technical Report.

Sampling Method and Approach

Rio Novo has in place standard operating procedures for sampling and handling samples. These procedures are similar to those adopted by the Company in the Almas Gold Project and are designed to comply with the requirements of NI43 – 101. The Company uses SGS Geosol as the primary analytical laboratory with ALS as the secondary check laboratory. For a detailed description of the program employed in 2008, the reader is referred to the Company’s Technical Report filed on SEDAR.

Mineral Processing and Metallurgical Testing

Nomos in Rio de Janeiro completed a significant amount of metallurgical testwork for the X1 Deposit at the Project in a series of three testing programs.

Samples from the X1 Deposit showed excellent metallurgical response to each of the processes that were tested. With cyanide leach extractions averaging over 95%, gravity gold recoveries ranging between 47% and 87% and flotation recoveries around 95% to 96%, a number of processing options are available for the X1 Deposit. The final optimization of a process flow sheet will be somewhat dependent on the environmental characteristics of the deposits. The presence of high concentrations of sulfide minerals and base metals plus few carbonates to neutralize the sulfide minerals indicates a possibility that the material will be acid generating. If this proves to be the case, a flotation concentrator, with or without cyanide leaching of the flotation concentrate and/or flotation tailings, may prove to be the optimum selection.

A summary of gold extraction for bottle roll tests and agitated leach tests that were conducted as well as the gold recovery achieved with gravity recovery and flotation is contained in the table Summary of Gold Extraction and Recovery Achieved in the Metallurgical Testing Results. Based on these results, any of these processes or combinations of processes offer viable options for processing of ore from the X1 Deposit. Due to elevated concentrations of sulfide minerals and base metals in the deposit, flotation may be the best option for gold recovery. However, cyanide leaching of the flotation concentrate and/or flotation tailings must be compared to whole ore cyanide leaching. After additional metallurgical data is available the test results should be used to conduct trade-off studies to determine the optimum processing options for the X1 Deposit.

Summary of Gold Extraction and Recovery Achieved in the Metallurgical Testing Results
	Bottle Roll Tests	Gravity Concentration	Agitated Leach Tests	Flotation Tests (Average)
X1 West Low-Grade Sample 01	95.7%	67.4%	-	-
X1 West High-Grade Sample 02	95.3%	85.4%	-	-
X1 East Low-Grade Sample 03	96.2%	47.5%	-	-
X1 East High-Grade Sample 04	97.0%	87.2%	-	-
Guarantã Ridge	99.5%	-	99.7%	95.4%

Mineral Resource and Mineral Reserve Estimates

Geological and grade models were developed for the X1 Deposit to use in mineral resource estimation. Resources have not been estimated for the other deposits due to the lack of drilling. Since the Project is still in the exploration phase, reserve estimates have not been developed.

The most recent resource estimate for X1 was developed in 2010. Since that time, additional drilling has been conducted on the deposit, mainly infill and edge definition. The additional drilling has served to upgrade the confidence in the mineral resource; however, the company has not completed a formal update of the resource estimate at this time. The company believes that the additional drilling has not materially changed the X1 resource.

(1)	Pit Optimization

In accordance with CIM best practice of reporting resources, which have a reasonable expectation of economic extraction, the classified resources of this model were constrained by a Lerchs-Grossman optimized pit designed by Geosim. The optimization was based on a $800/oz gold price, a $1.50/t mining cost and a $9.00/t processing and G&A costs and metallurgical recovery of 90%.

(2)	Mineral Resource Summary

Measured and Indicated resources for the X1 deposit within an optimized Lerchs-Grossman pit shell total nearly 8.0 Mt grading, 1.35 g/t Au and 4.6 g/t Ag (364,000 oz Au equivalent). An additional 471,100 tonnes averaging 1.43 g/t Au and 4.5 g/t Ag are classified as Inferred.

The table below named Matupá Gold Project – X1 Mineral Resources Estimate, presents the open-pit resource estimate for the X1 deposit using a cut-off grade of 0.5 g/t Au equivalent. The formula used for calculating Au equivalent was Au+Ag/71.

Matupá Gold Project – X1 Mineral Resources Estimate
Zone	Measured
	000s tonnes	Au g/t	Ag g/t	Au Eq g/t	oz Au	oz Ag
Oxide	27.7	0.86	1.4	0.88	800	1,300
Mixed	63.6	1.00	2.1	1.03	2,000	4,400
Sulfide	652.3	1.55	4.7	1.62	32,500	99,000
Total	743.6	1.48	4.4	1.54	35,300	104,700
Zone	Indicated
	000s tonnes	Au g/t	Ag g/t	Au Eq g/t	oz Au	oz Ag
Oxide	150.3	0.87	1.9	0.90	4,200	9,000
Mixed	445.7	1.05	2.4	1.08	15,000	33,800
Sulfide	6,638.4	1.37	4.8	1.44	292,800	1,033,000
Total	7,234.4	1.34	4.6	1.41	312,000	1,075,800
Zone	Measured + Indicated
	000s tonnes	Au g/t	Ag g/t	Au Eq g/t	oz Au	oz Ag
Oxide	178.0	0.87	1.8	0.89	5,000	10,300
Mixed	509.3	1.04	2.3	1.08	17,100	38,200
Sulfide	7,290.7	1.39	4.8	1.46	325,300	1,132,000
Total	7,978.0	1.35	4.6	1.42	347,400	1,180,500
Zone	Inferred
	000s tonnes	Au g/t	Ag g/t	Au Eq g/t	oz Au	oz Ag
Oxide	7.8	0.8	2.4	0.84	200	600
Mixed	22.4	0.95	2.6	0.98	700	1,900
Sulfide	440.9	1.47	4.6	1.53	20,800	65,100
Total	471.1	1.43	4.5	1.49	21,700	67,600

Mineral resources were estimated by Jorge Abujamra Neto of Mineração Santa Elina and reviewed and audited by Ronald Simpson, P.Geo. of Geosim Services Inc. It is Mr. Simpson’s opinion that the preliminary resource estimate has been compiled in accordance with NI 43-101 standards based on his education and experience. He is independent of the Company for resource estimates and the Company may use it as a basis for further exploration and economic assessment on the Matupá Gold Project.

Project Update

In early 2013, the Matupá Gold Project was placed on care and maintenance status. As such, exploration and development work was suspended. Priority has been given to the upkeep of titles and the maintenance of the status of Titles and existing permits. During 2014, Rio Novo will monitor market conditions to determine proper timing to recommence efforts on this project.

Tolda Fria Gold Project

Substantially all of the information in this section is summarized or extracted from the technical report dated dated May 31, 2011 titled “NI 43-101 Technical Report on the Tolda Fria Project, Manizales, Colombia” authored by William J. Crowl, R.G. and Donald Hulse, P.E. of Gustavson Associates, LLC (the “Tolda Fria Technical Report”). Portions of the following information are based on assumptions, qualification and procedures that are not fully described herein. Reference should be made to the full text of the Tolda Fria Technical Report, which is available on SEDAR at www.sedar.com and which is incorporated by reference herein.

Project Description and Location

The Tolda Fria Gold Project is located approximately 10km southeast of the city of Manizales in the Villamaria District, Caldas State. The elevation of the prospect ranges from 2,800 to 3,000m above sea level. The Company has a registered 30 year minerals concession and an environmental licence for small-scale mining operations. The Company has submitted an updated environmental management plan to Corpocaldas, the state environmental authority, for approval. Corpocaldas as well as the Agencia Nacional Minera regularly perform audit visits to the project accompanied by Rio Novo staff.

Accessibility, Climate, Local Resources, Infrastructureand Physiography

(1)	Accessibility

The Tolda Fria Gold Project can be accessed via paved road that leads from the Enia District to Nevado del Ruiz. At Gallinazo, approximately 5km from the Enea District, the road becomes unpaved but is a well-maintained, all season gravel road. Approximately 5km from Gallinazo, the access road to Tolda Fria splits off from the main gravel road. The Tolda Fria access road has been upgraded by Rio Novo and provides year-around light vehicle access to the project.

(2)	Local Resources and Infrastructure

The Tolda Fria Gold Project is approximately 10km from Manizales, a city of approximately 300,000 people and which is the capital of Caldas State. Highways connect Manizales to other large cities such as Medellin and Bogota, the capital city of Colombia.

There is no electricity at the mine site, and power is presently supplied by portable generators. The Company is negotiating with Hydroelectric Plan of Caldas to assess the viability of providing electrical power to the mine site, which would necessitate the construction of approximately 4km of power lines.

(3)	Physiography and Climate

The mine site ranges in elevation from 2,800 to 3,000m above sea level. The topography is mountainous and abrupt. The area is marked by mass wasting features (creeps, slumps and slides) due to the large amount of rainfall. The average annual rainfall is 149.5cm per year, and monthly average high temperatures are relatively stable, between 23.7 and 25.0 degrees Celsius throughout the year.

History

Gold mining in Colombia dates back to the pre-colonial period. Gold was first mined by the native inhabitants of the northern Andes. Placer and vein gold were mined by Colombian Indians mainly in the Cauca and Magdalena drainages with or extracted from lodes in Buritica and in Antioquia.

The earliest mention of mining at Tolda Fria is in 1886. The Tolda Fria prospect has been exploited by artisanal gold miners since at least the early 1900s, first as placer mining in the Rio de California at the base of the prospect and later underground. Today, there are approximately 6km of tunnels, drifts and crosscuts.

As recently as 1972, the Tolda Fria mining title was the property of Mr. Jose Guitiérrez Giraldo. The property was passed down to his son, the current Permit Holder. Since 1972, gold ore has been mined and processed in five California stamp mills located on the site.

On May 31, 2011 the Company acquired a 100% interest in the Tolda Fria Gold Project.

Geological Setting

(1)	Regional Geology

The Tolda Fria Gold Project is located on the west flank of the central mountain range and is part of the Cauca– Romeral geological zone. Paleozoic and Cretaceious aged igneous and metamorphic rock units outcrop within this zone.

Cajamarca Complex

The metamorphic Cajamarca Complex form the nucleus of the Central Mountain range in a N-S strip made up of four general lithologic groups:

•	Pelitic group: Sericitic schist, feldspathic gneiss and low metamorphic rankrocks;
•	Quartzose group:Quartzites;
•	Calcareous group: Marbles; and
•	Basic group: amphibolites, greenschists

These Paleozoic (Cambrian to Ordovician) rocks were weakly, regionally metamorphosed by Mesozoic (Ibagué batholith) and later intrusions of hypo-abyssal bodies of intermediate to dacitic porphyry composition. These intrusions are expressed as an andesitic porphyry body extending NNW and outcropping east of the Tolda Fria Gold

Project, and in the Gallinazo stock, located 5km to the north of the area. Dikes and apophyses of these bodies are common.

Structurally, the rocks of the Cajamarca Complex display an N-S regional strike concordant with the Andean regional trend, with slight variations especially in the Eastern flank, where it has been disturbed. The dominant N-S trend prevails on the Western flank.

The Cajamarca Complex rocks form the host for the precious metal mineralization, related to the Mesozoic and Cenozoic intrusions. The mineralization is manifested by a great number of enriched quartz/sulphide seams, gold and silver, occasionally concordant with the strike and dip of the foliation or in zone weakness and jointing, generating stockworks and filled fissures.Manizales Stock

The Manizales Stock, located east of Manizales on the western flank of the Central Mountain range, is predominantly tonalitic and oval-shaped, parallel to the axis of the mountain range. Most of this unit is covered by younger pyroclastic rocks from recent volcanic activity in the area, intruding the metamorphic rocks in the Cajamarca Complex.

The tonalitic to granodioritic stock is predominantly phaneritic to equigranular with intermediate quartz, plagioclase, potassium feldspar and biotite as the main minerals, and apatite, zircon, sphene, alunite as opaque accessories. Age determinations by fission tracks method yielded dates of 62.4 ± 3/6 m.a. in zircon and 10.5 ± 1.0 m.a. inapatite.

Pyroclastic Flow Deposits

These deposits correspond to volcanic mud flows modified by redeposition of volcanic material, especially of ash- gray, sands, lapilli and fragments of volcanic rocks of pyroclastic origin. This cycle began between the Pleistocene and Holocene.

Pyroclastic Deposits

Local pyroclastic deposits are made of pumice fragments of dacitic composition, as well as porphyritic andesite fragments, forming interbedding ash layers with piedmont deposits, as at Enea and Maltería. The age for these deposits corresponds to the Pleistocene – Holocene interval and represents vestiges of the quaternary volcanic activity in the volcanic complex Cerro Bravo – Ruiz –Tolima.

(2)	Local Geology

The 164ha Tolda Fria Gold Project is made up of hypabyssal metamorphic and igneous lithologies with a volcanic and sedimentary cover. Tectonically, the region is dominated by a series of associated structural lineaments (shear zones), overprinting the rocks with a cataclastic texture that localizes the veins and veinlets of the gold mineralization.

Metamorphic Rock Unit (Pzc)

The Metamorphic Rock Unit (Pzc) makes up 83% of the local lithologies, typically as sericitic quartz carbonaceous schist package complexly and sporadically interbedded with occurrences of actinolite hornblende schists and quartzites belonging to the Cajamarca Complex rocks. The main macrocospic characteristics of this unit are penetrative foliation defining a schistose texture, fine grain size, a silky feel, representing tonalities that are gray on fresh surfaces and brown on the weathered surfaces.

The rock has a mineralogical composition of quartz (30-40%), plagioclase (10-15%), graphite (10-12%), sericite (10- 20%), chlorite (5-10%) and opaques (5-8%). Structurally, the foliation displays a general tendency N30˚E dipping SE, ranging from a strike of N-S dipping E and N10˚W dipping SW, although due to tectonic effects micro-folding is recurrent.

Toward the East of the area, this unit is intruded by hypabyssal igneous rocks, overlain by a volcano-sedimentary sequence. The main outcrops are observed toward the South and Southeast of the prospect area, on the right lank of the Quebrada Tolda Fría. Small outcrops are noted towards the Southwestern sector in the Zanjón de los Pájaros and the tributaries of the Quebrada Chupaderos, as well as throughout the pack animal road that leads toward the Tolda Fria mine.

Hypabyssal Igneous Rocks (Tpad)

The hypabyssal igneous rocks (Tpad) make up 15% of the lithologies in the area, appearing as an elongated body extended in a N-S direction. Within the area, it is common to find dikes of the same composition measuring 8m thick cutting the metamorphic sequence.

The Tpad macroscopically appears as a massive rock, dark gray when fresh and brown to cream when weathered. Phenocrysts vary from euhedral to subjedral, made up of plagioclase (30%) (defining the porphyritic texture), biotite (20%), hornblende (25%), quartz (5-10%) and iron oxides (0.5-1%), classified as an Andesite porphyry. Mineralization of this body has not been identified in the field, but mineralization has been observed in the adjacent California mine immediately to the East, in the El Breque tunnel appearing as a dike 8m thick of the same composition, intensely mineralized with suflides of lead copper and iron.

The main outcrops of this unit are located in the northeast region, east and south-east of the prospect on the Quebradas Tolda Fria and Zanjón de los Pájaros, as in the central and upper divide of the Quebrada California and Quebrada Tolda Fria. This unit correlates with the porphyritic bodies of andesitic-dacitic composition of the Neogene.

At Tolda Fria, mineralization in the andesitic porphyry has not been observed. However, in the Gallinazo sector, 5km north of Tolda Fria, the porphyritic textured Callinazo stock is intensely hydrothermically altered (silicified and argillized), with veinlets of quartz and abundant fractures mineralized with pyrite (2-35 in volume), containing scattered very fine free gold, in free state, electrum (alloyed with silver), and possibly, gold combined with the pyrite. There are also occurrences of sphalerite, chalcopyrite, possibility soft arsenopyrite andgalena.

Recent (Holocene?) Alluvial and Pyroclastic Fall Deposits (Qal)

The recent pyroclastic volcanic ash fall deposits are moderately consolidated, interbedded layers of fine ash and layers of lapilli with pumice, and are moderately altered to argillaceous-sandy soils varying from cream to dark coffee colour. The maximum thicknesses are located towards the higher portions of shallow slopes, where they cover the totality of the local lithologies.

The alluvial deposits are related to fluvio-torrential flows that generate terraces in the broken margins of the Quebrada Zanjón de los Pájaros and Quebrada Tolda Fria, the conforming material is represented by matrix supported sub-angular to sub-rounded igneous and metamorphic gravel whose sizes fluctuate between gravel and boulders up to 2m in diameter, in a matrix that varies from sandy-mud to clayey-mud.

Deposit Type and Mineralization

(1)	Deposit Type

The Tolda Fria deposit has been characterized as a low sulfidation epithermal model. This type of deposit forms at relatively shallow depths, usually within 1 to 2km of the surface, at a temperature range of less than 150˚C to 300˚C. Low sulfidation systems exhibit a wide variety of textures including banded, crustiform quartz/chalcedony veins, and druse quartz cavities. Vein breccias may occur due to multi-episodic deposition accompanied by hydraulic fracturing followed by explosive pressure release. Bladed calcite also may occur as a result of boiling. Silica sinters may be deposited at the original surface, but are often absent due to erosion.

The defining characteristic of a low sulfidation system is the near neutral pH of the postulated mineralizing fluids, a result of the mineralizing fluid reaching pH equilibrium with the host rock. Generally, this type of deposit displays quartz vein mineralization, stockworks and breccias with gold, silver, pyrite, with smaller and variable amounts of galena, chalcopyrite, sphalerite, sometimes with tetrahedrite and sulfosalts in the upper levels or near the original surface. In the case of Tolda Fria, the mineralization normally exhibits open space textures, typical of hydrothermal systems associated with volcanism.

(2)	Mineralization

Two types of mineralization are present at Tolda Fria: (1) low angle veins concordant with the schist foliation, and (2) subvertical veins with a N-S strike and slight variations to the east and west.

Concordant Veins or Veinlets

The low angle concordant veins appear to be associated with an early phase of mineralization, likely a metamorphic orogenic event associated with the deep burial and compressive folding of the rocks. Samples of these veins are typically lower grade and less than 0.3 g/t Au. These veins are normally lenticular and discontinuous, only a few centimeters thick and less than half a meter in length.

The Tolda Fria concordant veins occur parallel to the foliation of the host rock, generally striking N15°-30°E and dipping 22°SE, fluctuating between 1 and 28cm in thickness. Macroscopically, sulfides observed are pyrite, marcasite, chalcopyrite, gallena, with sulfosalts like tetrahedrite and iron oxides/hydroxides. The sulfide mineralogy is associated with milky quartz and quartz with drusiform texture. Propyllitic (epidote-chlorite) alteration, argillic (kaolin) alteration and silicification are common. Also common are pores or interconnected cavities of siliceous material, referred to as “vuggysilica”.

Discordant Veins or Veinlets

Crossing the foliation of the host rock, the discordant veins and veinlets strike from N40°E, to N-S, and N50°W, with dips of 65°SE to 70°SW, becoming vertical to subvertical. The steep dip of the veins facilitates the development of certain mining methods. The thicknesses of the discordant veins do not exceed 12cm and in general average between 2-4 cm in thickness. The sulfide mineralogy of the discordant veins and veinlets is comprised of pyrite, chalcopyrite, bornite, sphalerite, pyrhotite, galena, tetrahedrite, iron oxides and milky quartz, with strong phyllic and argíllic alteration and subordinate propylitic alteration.

The subvertical N-S veins appear to be a later mineralization event associated with large-scale faulting and perhaps intrusive activity. Individual veins may be only a few centimeters thick but often occur in sheeted vein zones that are up to a few meters wide and very continuous vertically. These vein zones are often high grade over significant intervals. Bonanza grades up to 238 g/t Au have been received in channel samples.

Mineral Zonation

The Tolda Fria mineralization is composed of pyrite, electrum, gold, silver, acanthite, chalcopyrite, sphalerite, galena, tetrahedrite, sulfosalts of silver and/or selenides. From surface to depth, the metal zonation goes from Au-Ag-As-Sb- Hg, to Au-Ag-Pb-Zn-Cu, and finally Ag-Pb-Zn. Gangue Mineralogy

The gangue mineralogy in the prospect area is quartz, chlorite, hematite, calcite, sericite and kaolin.

Alteration Mineralogy

The three main alteration assemblages at Tolda Fria are argillic alteration with kaolinite and sericite; propylitic alteration with an associated chlorite – epidote; and silicifiction with multiple generations of quartz associated with veins. The veins are bounded in many cases by a sericite-kaolinite assemblage.

Exploration

The Tolda Fria prospect has been historically mined for at least the last 100 years. A number of pre-existing tunnels on the site provided access for mapping and sampling underground. Tunnels typically begin with a crosscut into the hillside, with multiple drifts branching off of the main portal crosscut

CVME Exploration Program

During CVME’s Tolda Fria exploration program, 28 tunnels were identified in a roughly 500m x 500m area, of which only two remain in production (La Oriental and La Antioquia). Additional workings and signs of previous mining activities extend well beyond this initial focus area, but have received no attention to date by CVME. As part of the exploration program, CVME performed the following:

•	Compilation and analysis of existing bibliographical material on the Tolda Fria studyarea.

•	The aerial photographic flight lines (206-207-208 C-2117 of the IGAC) were analyzed and interpreted. Structural elements, including faults, lineaments and lithologic contacts were determined using geomorphology.

•	Geologic mapping of existing mine workings to include vein widths, vein orientation, vein density, mineralogy, and alteration.

•	From 2009 to early 2011, a total of 2,069 samples were taken, 2,041 from channel sampling of multiple underground mines (workings) within the target area, 17 outcrop samples and 11 surface sediment samples.

Rio Novo Exploration Activities

Rio Novo completed a multi-phase exploration program at Tolda Fria during 2011 and 2012. The exploration consisted of surface mapping and sampling, along with additional underground mapping and sampling. Over 1500 additional channel samples were taken from the underground workings. This work has extended the footprint of mineralization to over 650m by 700m in area.

Drilling

On March 22, 2012, the Company signed a contract with Major Drilling for an initial first-pass scout drilling program. Drilling utilized a Manncore 600 portable drill rig and was completed in August 2012. A total of 5,034m was completed in 17 diamond drill holes. Holes were drilled to depths between 150m and 400m, at 45 to 60 degree angles. Holes were drilled primarily east-west or west-east to cut the dominant north-south structures. A few holes were drilled at 45 degree orientations to test possible crossing structures. The results of this scout drilling program confirmed at depth the continuity of the vein structures previously identified in the tunnel sampling. Assay results showed mineralization over wide intervals in numerous structural zones from 10m to 70m in downhole width. The overall grade through these zones ranges generally from 0.3 g/t to 0.7 g/t Au, with internal higher grade intervals running from 5.0 g/t to 36 g/t Au in some areas. The best intercept was 5.0m averaging 9.8 g/t Au. The full results of the drilling are given in the tables at pages 8-9 above under the heading “Business of the Company – Tolda Fria Gold Project”

Although the drilling was successful in identifying the vein zones and in places, high grade mineralization, the extent of high grade identified in underground tunnel channel samples was not duplicated in drilling. During the drilling process, Rio Novo had identified coarse gold loss in the drill cuttings. The company believes that due to the presence of coarse high grade gold, the drilling process did not adequately represent the grade and that larger samples are required.

Bulk Sampling

A bulk sampling program was carried out to further analyze the coarse gold and high sampling variance. Rio Novo retrieved 12 one-ton bulk samples from the underground workings and processed the sample through a small sampling plant. The results showed a ranged of values from 2.22 g/t to 10.09 g/t Au for the one-ton bulk samples. The company believes that these results confirm the erratic, coarse gold, nuggety nature of the deposit and that drilling, while able to identify structures, cannot by itself determine the grade. The deposit does not lend itself to evaluation with the small sample size of widely spaced core holes.

Lease to Third Party Operator

As described above, the Tolda Fria mine was leased to BID in January 2013 to build and operate a small 8 ton-a-day plant. The contract with BID was concluded at the end of 2013 and was not renewed. Currently Told Fria is in Care and Maintenance status.

RISK FACTORS

An investment in Ordinary Shares should be considered highly speculative and investors should carefully consider all of the information disclosed in this annual information form prior to making an investment in the Company. In addition to the other information presented in this annual information form, the following risk factors should be given special consideration when evaluating an investment in any of the Companyʹs securities.

Liquidity Concerns and Future Financings.

The Company will require significant capital and operating expenditures in connection with the development of any potential projects. There can be no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile markets may make it difficult or impossible for the Company to obtain equity financing or debt financing on favourable terms, if at all. Since 2013, the Company has been primarily reliant on the issuance of securities to its principal shareholder for the raising of capital to fund its operations. There can be no assurance that the Company’s principal shareholder will continue to purchase securities of the Company or that the Company will be able to issue additional shares or promissory notes in a timely manner, or that alternative sources of capital will be available to the Company. Failure to obtain additional financing on a timely basis may cause the Company to further slow down or indefinitely postpone its exploration, development, and production plans, forfeit rights in some or all of its properties or reduce or terminate some or all of its activities. Additional financing may also result in substantial dilution to existing shareholders.

The Company faces numerous exploration, development and operating risks.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on numerous factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

To date, the Company is considered to be a development stage company and has not recorded any revenues from its activities, nor has the Company commenced commercial production on any of its properties. There can be no assurance that the Company will commence commercial production, generate any revenues or that the assumed levels of expenses will prove to be accurate.

The development of the Company’s properties will require the commitment of substantial resources to complete exploration programs and to bring the properties into commercial production. There can be no assurance that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The amounts and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.

If mineral resource estimates are not accurate, production may be less than estimated which would adversely affect the Company’s financial condition and results of operations.

Mineral resource estimates are imprecise and depend on geological analysis based partly on statistical inferences drawn from drilling, and assumptions about operating costs and metal prices, all of which may prove unreliable. The Company cannot be certain that the resource estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals if commercial production is commenced. Future production could differ dramatically from such estimates for the following reasons: mineralization or formations at the properties could be different from those predicted by drilling, sampling and similar examinations; declines in the market price of relevant metals may render the mining of some or all of the resources uneconomic; and the grade of ore may vary significantly from time to time and the Company cannot give any assurances that any particular quantity of metal will be recovered from the resources.

The occurrence of any of these events may cause the Company to adjust the resource estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations.

The Companyʹs exploration and development properties may not be successful and are highly speculative in nature.

Exploration for gold is highly speculative in nature. The Companyʹs exploration activities in Brazil and Colombia involve many risks, and success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and the availability of exploration capital. The Company cannot give any assurance that its current or future exploration efforts will result in the discovery of a mineral reserve or new or additional mineral resources, the expansion of current resources or the conversion of mineral resources to mineral reserves.

As well, mineral deposits, even though discovered, may be insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by additional factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and other factors, which may make a mineral deposit unprofitable to exploit.

The Companyʹs mineral properties are in the exploration stage, although a mineral resource has been established on the Almas, Guarantã and Tolda Fria Gold Projects and a mineral reserve has been established on the Almas Gold Project. A positive feasibility study has been completed on the Almas Gold Project, although construction is halted pending the raising of sufficient financing. Development of the Company’s other projects will only follow upon obtaining satisfactory exploration results and the completion of feasibility or other economic studies.

The risks and hazards associated with mining and processing may increase costs and reduce profitability in the future.

Mining and processing operations involve many risks and hazards, including among others: environmental hazards; mining and industrial accidents; metallurgical and other processing problems; unusual and unexpected rock formations; flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature; mechanical equipment and facility performance problems; and unavailability of materials, equipment and personnel. These risks may result in: damage to, or destruction of, the Company’s properties or production facilities; personal injury or death; environmental damage; delays in mining; increased production costs; asset write downs; monetary losses; and legal liability.

The Company cannot be certain that its insurance will cover the risks associated with mining or that it will be able to obtain or maintain insurance to cover these risks at affordable premiums. The Company might also become subject to liability for pollution or other hazards against which it cannot insure or against which the Company may elect not to insure because of premium costs or other reasons. Losses from such events may increase costs and decrease profitability.

The Company may experience higher costs and lower revenues than estimated due to unexpected problems and delays.

New mining operations often experience unexpected problems during the development and start-up phases and such problems can result in substantial delays in reaching commercial production. Delays in construction or reaching commercial production in connection with the Company’s development of its mines would increase its operating costs and delay revenuegrowth.

Future exploration at the Company’s projects or elsewhere may not result in increased mineral resources.

This annual information form contains estimated mineral resources based on the assumptions and qualifications set out in technical reports. Mineral exploration involves significant risks over a substantial period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Even if the Company discovers a valuable deposit of minerals, it may be several years before production is possible and during that time it may become economically unfeasible to produce those minerals. There is no assurance that current or future exploration programs will result in any new economically viable mining operations or yield new resources to replace and expand current resources.

The Company’s vulnerability to changes in metal prices may cause its share price to be volatile and may affect the Company’s operations and financial results.

If the Company commences production, the profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations. Furthermore, reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Company is subject to extensive environmental legislation and the costs of complying with these regulations may be significant. Changes in environmental legislation could increase the costs of complying with applicable regulations and reduce levels of production or profitability.

All phases of the Companyʹs operations are subject to environmental regulation in Brazil or Colombia, as applicable. There is no assurance that existing or future environmental regulation in either country will not materially adversely affect the Companyʹs business, financial condition and results of operations.

Environmental legislation relating to land, air and water affects nearly all aspects of the Company’s operations. This legislation requires the Company to obtain various operating licenses and also imposes standards and controls on activities relating to exploration, development and production. The cost of obtaining operating licenses and abiding by standards and controls on its activities may be significant. Further, if the Company fails to obtain or maintain such operating licenses or breaches such standards or controls imposed on its activities, it may not be able to continue its operations in its usual manner, or at all, or the Company may be subject to fines or other claims for remediation which may have a material adverse impact on its operations or financial results. While the Company is unaware of any existing material environmental liabilities, it cannot guarantee that no such liabilities currently exist or will occur in the future.

Changes in environmental laws, new information on existing environmental conditions or other events may increase future compliance expenditures or otherwise have a negative effect on the Company’s financial condition and results of operations. In addition to existing requirements, it is expected that other environmental regulations will likely be implemented in the future with the objective of further protecting human health and the environment. Some of the issues currently under review by environmental agencies include reducing or stabilizing air emissions, mine reclamation and restoration, and water quality. Other changes in environmental legislation could have a negative effect on production levels, product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Company to predict their impact. The Company anticipates capital expenditures and operating expenses will increase as a result of compliance with the introduction of new and more stringent environmental regulations. Failure to comply with environmental legislation may result in the issuance of clean up orders, imposition of penalties, liability for related damages and the loss of operating permits. While the Company believes it is now in material compliance with existing environmental legislation, it cannot give assurances that it will at all future times be in compliance with all federal and state environmental regulations or that steps to bring the Company into compliance would not have a negative effect on its financial condition and results of operations.

Government approvals and permits are currently, or may in the future be, required in connection with the Companyʹs operations. To the extent such approvals are required but are not granted, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties

Compliance with current and future government regulations may cause the Company to incur significant costs and slow its growth.

The Company’s activities are subject to extensive laws and regulations governing matters relating to occupational health, labour standards, prospecting, exploration, production, exports and taxes. Compliance with these and other laws and regulations could require the Company to make significant capital outlays which may slow its growth by diverting its financial resources. The enactment of new adverse regulations or regulatory requirements or more stringent enforcement of current regulations or regulatory requirements may increase costs, which could have an adverse effect on the Company. The Company cannot give assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these regulations and regulatory requirements could lead to substantial fines, penalties or other sanctions.

The Company is required to obtain and renew governmental permits and licences in order to conduct mining operations, which is often a costly and time-consuming process.

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to its operations, or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede the operation of the Company’s projects, which could adversely affect the Company’s revenues and future growth.

The surface rights to the Company’s Tolda Fria Gold Project are owned by the Hydroelectric Company of Caldas (“CHEC”) and currently form part of a forest reserve. The Company will be required to effect a “land swap” with the CHEC in order to extract the Tolda Fria surface rights from the forest reserve. The Company initiated negotiations with the CHEC regarding a land swap in 2012 but has not completed such negotiation given the current care and maintenance status of the project. There can be no certainty that such negotiations will be successful on terms acceptable to the Company or at all. If the Company is unable to effect the necessary land swap it will have a material adverse effect on the ability of the Company to explore and develop the Tolda Fria Gold Project.

The Company’s operations are currently conducted in Brazil and Colombia and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. Further, the Company may operate in other foreign jurisdictions in thefuture.

These risks and uncertainties vary from country to country and include, but are not limited to:

•	terrorism;

•	hostage taking;

•	military repression;

•	extreme fluctuations in currency exchange rates;

•	high rates of inflation;

•	labour unrest;

•	the risks of war or civil unrest;

•	expropriation and nationalization;

•	renegotiation or nullification of existing concessions, licences, permits and contracts;

•	the ability of governments to unilaterally alter agreements;

•	government imposed supply laws, including laws establishing profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances;

•	illegal mining;

•	limitations on gold or other metal exports;

•	changes in taxation policies, regulations and laws;

•	restrictions on foreign exchange and repatriation; and

•	changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in either Brazil or Colombia, or any other relevant jurisdiction in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations orprofitability.

The occurrence of mining regime changes in these countries adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which the Company operates that affect foreign ownership, mineral exploration, development or mining activities, may affect its viability and profitability.

As governments continue to struggle with deficits and concerns over the effects of depressed economies, this has resulted in the mining and metals sector being targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including Brazil and Colombia, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of law affecting foreign ownership and takeovers, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for local goods, supplies and employment of local and community staff or contractors or other benefits to be provided to local residents. The occurrence of the various factors and uncertainties related to the economic risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.

The Company is a holding company that conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities.

Any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.

Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Companyʹs operations, financial condition and results of operations.

There is no guarantee that title to any of the Company’s mineral properties will not be challenged or disputed or that the term of the Company’s mineral rights can be extended or renewed.

Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. While the Company intends to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that the Company will be successful in extending or renewing mineral rights on or prior to expiration of their term.

If the Company loses key personnel or is unable to attract and retain additional personnel, the Company’s mining operations and prospects could be harmed.

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Companyʹs business activity grows, additional key financial, administrative and mining personnel as well as additional operations staff will be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of operations may be affected.

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources.

Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

It may be difficult for investors to enforce judgments against directors, officer and experts resident outside of Canada.

Some or all of the directors and officers of the Company and some or all of the experts named in this annual information form reside outside of Canada. Some or all of the assets of those persons, the Company and the promoter may be located outside of Canada. It may not be possible for investors to collect from the Company or the promoter or enforce judgments obtained in courts in Canada predicated on the civil liability provisions of Canadian securities legislation against the Company, the directors, the officers of the Company, the promoter and certain of the experts named in this annual information form. Moreover, it may not be possible for investors to effect service of process within Canada upon the directors, officers of the Company, the promoter and experts referred toabove.

The Company is reliant on the skill and performance of its management and directors

The success of the Company is currently largely dependent on the performance of its management. Shareholders will be relying on the good faith, experience and judgment of the Company’s management and advisers in supervising and providing for the effective management of the business of the Company. The loss of the services of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its management or other qualified personnel required to operate its business. Failure to do so could have a materially adverse effect on the Company and its prospects.

Additionally, directors and officers of the Company may also serve as directors and/or officers of other reporting issuers from time to time. Consequently, such directors and officers will be dividing their time between their duties to the Company and their duties to their other reporting issuers.

The Company has not purchased "key-man" insurance, nor has it entered into non-competition and nondisclosure agreements with management and has no current plans to do so.

DIVIDEND POLICY

The Company has never declared or paid dividends on the Ordinary Shares. The Company currently intends to retain any future earnings to fund the development and growth of its business and will pay dividends in the future, if any, as determined by the board of directors of the Company.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Ordinary Shares

The Company is authorized to issue an unlimited number of Ordinary Shares without nominal or par value, of which there are currently 151,482,253 Ordinary Shares outstanding. Each Ordinary Share entitles the holder to receive notice of any meetings of shareholders of the Company and to attend and cast one vote per Ordinary Share at all such meetings. Holders of Ordinary Shares do not have cumulative voting rights with respect to the election of directors and accordingly, holders of a majority of the Ordinary Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Ordinary Shares have the right to an equal share in any dividend paid by the Company, if any, as and when declared by the board of directors at its discretion from funds legally available therefore, and the right to an equal share in the distribution of the surplus assets of the Company on its liquidation. The Ordinary Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

BVI Company Law and the Company Articles

The Company was incorporated pursuant to the BVI Act. While the Company believes that the rights available to shareholders of the Company under its memorandum and articles of association and BVI company law are substantially similar to those available to shareholders of a Canada Business Corporations Act company, potential investors in the Company should be aware that some of the rights of shareholders in the Company may be different from the rights of shareholders in a company incorporated in Canada, the United States or elsewhere. The Company’s Memorandum and Articles of Association (the “Company Articles”) are available on SEDAR.

Set out below is a summary of certain provisions of the Company Articles and BVI company law, including certain provisions relating to the protection of minority shareholders. This summary does not purport to contain all applicable qualifications and exceptions or to be a complete review of the Company Articles or of all matters of BVI company law.

Capacity as Company

Subject to the BVI Act, any other enactment and a company’s memorandum and articles of association, a company has, irrespective of corporate benefit, full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, including giving financial assistance to any person in connection with the acquisition of its own shares. The Company Articles do not place any limitations on the business or activity of the Company and the Company has full power to carry out any object not prohibited by the BVIAct.

Share Capital

Under the BVI Act there is no concept of authorised capital. Companies may be authorised to issue a specific number of shares or an unlimited number of shares. Shares may be issued with or without a par value and in any currency. The BVI Act also permits fractional shares.

Subject to the BVI Act and subject to a company’s memorandum and articles of association, the unissued shares and treasury shares of a company are at the disposal of the directors who may issue or otherwise dispose of shares to such persons, at such times and upon such terms as the company may by resolution of directors determine. Subject to the BVI Act and a company’s memorandum and articles of association, options to acquire shares in a company may be granted at any time, to any person and for such consideration as the directors may determine.

Under the BVI Act a company may issue shares which are partly paid or nil-paid (although the consideration for a share with par value shall not be less than the par value of the share) and for consideration in any form. The Company Articles require all Ordinary Shares to be fully-paid and prohibit the issuance of shares for a promissory note or other binding obligation to contribute money or property.

Variation of Share Rights

Pursuant to the Company Articles, the rights attaching to the Ordinary Shares may only be varied with the consent in writing of the holders or by a resolution passed at a meeting by the holders of more than 66 2/3% of the issued shares of that class.

Dividend Rights

The board may, subject to the Company Articles and in accordance with the BVI Act, authorize a dividend by the Company at such time and of such amount as they think fit, provided that the board is satisfied, on reasonable grounds, that immediately after the dividend is made, the value of the Company’s assets will exceed the value of its liabilities and the Company will be able to pay its debts as they fall due. Dividends may be paid in money, shares or other property.

No unpaid dividend, distribution or other moneys payable by the Company shall bear interest as against the Company. Any dividends or other distributions unclaimed after a period of three (3) years from the date of authorization shall be forfeited and shall revert to the Company.

Directors

Subject to its memorandum and articles, the business and affairs of a company will be managed by, or under the direction or supervision of, the directors of the company and the directors will have all the powers necessary for managing, and for directing and supervising, the business and affairs of the company.

The BVI Act contains a statutory code of directors’ duties. Each director of a company, in performing his functions, must act honestly and in good faith and in what the director believes to be in the best interests of the company and exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances, taking into account, but without limitation, (i) the nature of the company; (ii) the nature of the decision; and (iii) the position of the director and the nature of the responsibilities undertaken by him.

Officers and Agents

The board may from time to time appoint officers of the Company and may fix their remuneration. Officers shall hold office until their successors are appointed or they are removed from office by the directors. Officers have the duties prescribed at the time of their appointment.

The directors may by resolution appoint anyone to be an agent of the Company who shall have such powers (including the power and authority to affix the Company’s seal) and perform such duties as may be delegated to them by the board from time to time, except that no agent has any power or authority with respect to the following: (a) to amend the Company Articles; (b) to designate committees of directors; (c) to delegate powers to a committee of directors; (d) to appoint directors; (e) to appoint an agent; (f) to fix remuneration of directors; (g) to approve a plan of merger, consolidation or arrangement; or (h) to make a declaration of solvency or to approve a liquidation plan.

Shareholder Meetings

An annual general meeting of the Company shall be held in each year other than the year of the Company’s incorporation at such time (within a period of not more than eighteen (18) months after the date of incorporation or not more than fifteen (15) months after the holding of the last preceding annual general meeting) and place as may be determined by the board. At least twenty-one (21) clear days’ notice of such meeting shall be given to each shareholder and director. Each general meeting, other than an annual general meeting, shall be called a special meeting. Meetings may be held in any part of the world as may be determined by the board. The directors convening the meeting may fix the date notice is to be given, or such other date as may be specified in the notice, as the record date for determining those shareholders that are entitled to vote at a meeting, being a date not more than 50 days nor less than 21 days prior to the date of the meeting. A meeting held in contravention of the foregoing notice requirements is valid if 90% of shareholders waive notice or attend the meeting.

The chairman of the board (if one is appointed) shall act as chairman at all meetings of the shareholders at which he is present. In his absence, the president shall act as chairman or if the president is absent the directors present shall choose someone of their number to be chairman.

The board may, whenever it thinks fit, call special meetings, and the board shall call an extraordinary general meeting if requested in writing to do so by a shareholder entitled to exercise, at the date of deposit of the request not less than 10% of the total voting rights of the matter for which the meeting is beingrequested.

The inadvertent failure to give notice of a meeting to a shareholder or director or the fact that a shareholder or director has not received such does not invalidate that meeting.

Transfer of Ordinary Shares

Any shareholder may transfer all or any of his shares by a written instrument of transfer in the form acceptable to the board provided always that such instrument complies with the requirements of the BVI Act. The instrument of transfer shall be sent to the Company for registration. The board may, in its absolute discretion and without giving any reason therefor, pass a resolution suspending registrations or transfers and closing the share register provided such suspensions and closings shall not be for more than 2 days in any period of 12 months.

Purchase of own Shares by a Company and its Subsidiaries

Subject to the BVI Act and a company’s memorandum and articles of association, a company may purchase, redeem or otherwise acquire its own shares if the directors of the company are satisfied on reasonable grounds that immediately after the purchase, redemption or acquisition of its own shares, the value of the company’s assets exceeds its liabilities and if the company is able to pay its debts as they fall due. The BVI Act sets out procedures by which a company may purchase, redeem or otherwise acquire its own shares. However, where a company purchases, redeems or acquires its own shares otherwise than in accordance with the provisions set out in the BVI Act, it may not purchase, redeem or otherwise acquire the shares without the consent of the member whose shares are to be purchased, redeemed or acquired, unless the company is specifically permitted by its memorandum and articles of association to do so without consent. The Company Articles only permits the purchase, redemption or other acquisition the shares without consent where permitted under the BVIAct.

In accordance with the Company Articles and the BVI Act, where the company has redeemed, purchased or otherwise acquired its own shares under the procedures set out in the BVI Act, the Company may hold the acquired shares as treasury shares if (a) the directors resolve that shares to be purchased, redeemed or otherwise acquired should be held as treasury shares; and (b) the number of shares purchased, redeemed or otherwise acquired, when aggregated with shares of the same class already held by the company as treasury shares, does not exceed 50% of the shares of that class previously issued by the company, excluding shares that have been cancelled.

All the rights and obligations attaching to shares held by a company as treasury shares are suspended and shall not be exercised by or against the company while the company holds the shares as treasuryshares.

A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under BVI law that a company’s memorandum and articles of association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its memorandum of association.

Conflicts of Interest

There is no express provision in the BVI Act or the Company Articles prohibiting the making of loans by the Company to any of its directors. A director of a company must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company, disclose the interest to the board of directors of the company. A director of a company is not required to disclose an interest if the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

Inspection of Corporate Records

A shareholder of a company may, on giving written notice to a company, inspect the company’s memorandum and articles of association, the register of shareholders, the register of directors and the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder and to make copies of or take extracts from the documents and records.

Subject to any provision to the contrary in a company’s memorandum and articles, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of a document, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Compulsory Acquisitions

Shareholders holding 90% of the votes of the outstanding shares entitled to vote may give a written instruction to a company directing the company to redeem the shares held by the remaining shareholders. Upon receipt of the written instruction, the company is required to redeem the shares and give written notice to each shareholder whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected.

Indemnification of Directors

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors, officers and any other person, except to the extent any such provision may be held by a court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime) provided that the indemnified person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

The Company Articles provide that the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or (b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Minority Shareholder Protections

The BVI Act contains various mechanisms to protect minority shareholders, including:

Restraining or Compliance Orders

If a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Act or a company’s memorandum and articles of association, the court may, on the application of a shareholder or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association;

Derivative Actions

The court may, on the application of a shareholder of a company, grant leave to that shareholder to (a) bring proceedings in the name and on behalf of that company; or (b) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company.

Unfair Prejudice Remedies

A shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him, may apply to the court for an order and, if the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limitation, one or more (a) in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares; (b)

requiring the company or any other person to pay compensation to the shareholder; (c) regulating the future conduct of the company’s affairs; (d) amending the memorandum or articles of the company; (e) appointing a receiver of the company; (f) appointing a liquidator of the company under section 159(1) of the Insolvency Act (BVI); (g) directing the rectification of the records of the company; and (h) setting aside any decision made or action taken by the company or its directors in breach of the BVI Act or the company’s memorandum and articles of association.

Representative Actions

A shareholder is able to bring an action against the company for a breach of a duty owed by the company to the shareholder in his capacity as a shareholder. Where a shareholder brings such an action and other shareholders have the same (or substantially the same) action against the company, the court may appoint the first shareholder to represent all or some of the shareholders having the same interest and may make an order (a) as to the control and conduct of the proceedings; (b) as to the costs of the proceedings; and (c) directing the distribution of any amount order to be paid by a defendant in the proceedings among the shareholders represented.

Shareholder Dissent Rights

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of (a) a merger (unless the company is the surviving company and the shareholder continues to hold the same or similar shares); (b) a consolidation; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition; or (iii) (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or less of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

The Company Articles also provide for dissent rights in connection with (a) an amendment to the Company Articles to add, remove, or change restrictions on the issue, transfer or ownership of shares; (b) an amendment to the Company Articles to add remove or change any restriction on the business the Company can carry on; (c) the continuance of the Company into another jurisdiction; and (d) the sale, lease, or exchange of all of substantially all of the Company’s property other than in the ordinary course of business of the Company.

MARKET FOR SECURITIES

The Ordinary Shares are listed and posted for trading on the TSX under the trading symbol “RN”. The following table sets forth the market price ranges and the aggregate volume of trading of the Ordinary Shares on the TSX for the periods indicated:

2016	High (*) ($)	Low (*)	Volume
		($)
December	0.12	0.09	702,063
November	0.18	0.11	378,839
October	0.22	0.16	150,054
September	0.24	0.17	726,856
August	0.29	0.22	466,547
July	0.30	0.18	728,392
June	0.19	0.14	736,580
May	0.16	0.12	4,623,476
April	0.15	0.12	4,941,321
March	0.15	0.09	12,374,654
February	0.16	0.07	2,599,656
January	0.10	0.07	670,749

(*) In Canadian dollars

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality of residence, position held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company. William Dorson was first elected to the board on January 18, 2010, Julio Carvalho was first elected to the board on September 23, 2008, and Randolph Freiberg was first appointed to the board on September 25, 2015. All directors have been elected to serve until the next annual meeting of shareholders of the Company, subject to earlier resignation or removal.

Name and Municipality of Residence	Position with the Company	Principal Occupation (1)
JULIO L CARVALHO(2)(3)(4)(5)(6) Rio de Janeiro, Brazil	Director	Retired President and Chief Executive Officer of the Company
PATRICK PANERO Rio de Janeiro, Brazil	President and Chief Executive Officer	President and Chief Executive Officer of the Company
CARMELO MARRELLI Ontario, Canada	Chief Financial Officer	President, Marrelli Support Services Inc.
JOSE LUIS RANGEL Rio de Janeiro, Brazil	Vice-President, Controller and Treasurer	Vice-President, Controller and Treasurer of the Company
WILLIAM DORSON (2)(3)(4)(5)(6) New York, USA	Chairman and Director	Retired President and Chief Executive Officer, Standard Americas, Inc.
Randolph Lewis Freiberg (2)(3)(4)(5)(6) New York, USA	Director	Partner with CPB LLC

(1)	Please see biographies below for details of principal occupation for five preceding years.
(2)	Serves as an independent director (as described in Multilateral Instrument 52-110 – Audit Committees) of the Company.
(3)	Member of the Audit Committee.
(4)	Member of the CompensationCommittee.
(5)	Member of the Corporate Governance & NominatingCommittee.
(6)	Member of the Health, Safety & EnvironmentalCommittee.

The directors and executive officers of the Company, as a group directly or indirectly, beneficially own, or control or direct, 1,421,230 Ordinary Shares, being 1.03% of the total issued and outstanding Ordinary Shares.

The following are brief biographies of the executive officers and directors of the Company.

Patrick Panero – President and Chief Executive Officer

Mr. Panero joined Rio Novo in June 2011 as Country Manager, Colombia and has more than twenty years of experience in the Latin American infrastructure and mining fields. Mr. Panero was appointed President & CEO of the Company effective September 1, 2013. Prior to joining Rio Novo, Mr. Panero served for nearly ten years as Country Manager/Managing Director for MDU Resources Brasil (a U.S. based energy & natural resources group listed on the NYSE). Mr. Panero has managed investments and partnerships with several Brazilian industrial groups, including Cemig, EBX, MPX, Brascan, Celesc, Alupar, Copelmi Mineraçao, among others. Mr. Panero has an MBA in finance and international business from the Fordham University Graduate School of Business Administration, New York. Currently, Mr. Panero is a member of the Energy Committee of the Rio de Janeiro Chamber of Commerce, and has been a board director of ECTE, ENTE and EATE, all Brazilian power transmission line companies.

Carmelo Marrelli – Chief Financial Officer

Mr. Marrelli is the principal of Marrelli Support Services Inc., a firm that has delivered accounting and regulatory compliance services to listed companies on various exchanges for over twenty years. In addition, Mr. Marrelli also controls DSA Corporate Services Inc., a firm providing corporate secretarial and regulatory filing services. Carmelo is a Chartered Professional Accountant (CPA, CA, CGA), and a member of the Institute of Chartered Secretaries and Administrators, a professional body that certifies corporate secretaries. He has a Bachelor of Commerce degree from the University of Toronto.

José Luis Rangel - Vice President, Controller and Treasurer

Mr. Rangel has 25 years of experience in controllership of metallurgical, chemical and mineral resource sector companies. Before joining Rio Novo, Mr. Rangel was the Accounting Manager at BCH Energy, an Oil and Gas Company, responsible for the controllership and reporting of MPBA, a subsidiary of New Gold Inc.; Assistant Controller of Carl Zeiss Vision, an optical company; and for 14 years he held the role of Manager of Controllership and Reporting with the Mustad Group, a metallurgical sector company. Mr. Rangel is a Chartered Administrator and Accountant, obtaining his qualifications at the Universidade Católica de Petrópolis.

Julio L. Carvalho – Director

Mr. Carvalho brings over 44 years of experience in the Brazilian mineral resource sector and is the former President and Chief Executive Officer of the Company. Previously, Mr. Carvalho was President and CEO and a member of the board of directors of Peak Gold Limited (now New Gold Inc.), Executive Vice President of South and Central America for Goldcorp Inc., President and CEO of Mineração Onça Puma Ltda. the Brazilian subsidiary of Canico Resource Corp., and Rio Tinto Brazil, where he worked for more than 33 years and held the primary role of Chief Financial Officer and was an Executive Director. Mr. Carvalho is a Chartered Accountant and holds an MBA from Queenʹs University.

William Dorson – Non-executive Chairman and Director

Mr. Dorson brings over 30 years of mining and natural resources project lending, senior debt and investment banking experience in Latin America. Previously, Mr. Dorson was the President and Chief Executive Officer of Standard Bank New York in charge of the Americas and a former Managing Director of ING Barings in charge of Corporate Finance for Latin America and Managing Director and Head of Investment Banking of Chase Manhattan Bank in Brazil. He received his MBA-Finance from the University of Chicago in 1976 and a BS-Economics from the Wharton School at the University of Pennsylvania in 1972.

Randolph Lewis Freiberg

Randolph Freiberg is a founder of CPB, LLC, a partnership involved in capital raising for private companies. Mr. Freiberg was the Managing Director of Electra Capital Partners from 2002 until 2010 involved in Private Equity investing in Brazil. For two years prior to joining Electra Capital Partners he was Managing Director and Co Head of Investment Banking for Mercosul with Citigroup, involved in merger and acquisition work, debt and equity transactions and local fixed income products. Mr. Freiberg was with Bankers Trust Company for 13 years and headed Bankers Trust’s business in Brazil for 10 years. Mr. Freiberg has served on a number of boards and is currently on the board of Rio Novo. Mr. Freiberg has a BA from the University of North Carolina at Chapel Hill, an MBA from Tulane University.

Corporate Cease Trade Orders

To the Company’s knowledge, no existing director or executive officer of the Company is, as at the date of this annual information form, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company, including the Company, that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in any case that was in effect for more than 30 consecutive days (an “order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the Company’s knowledge, no existing or proposed director of the Company is or has been, within the 10 years before the date of this annual information form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the Companyʹs knowledge, except as discussed below, no existing or proposed director of the Company has, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Mr. William Dorson was a director of Tuscany International Drilling Inc. (“Tuscany”). On February 2, 2014, Tuscany and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd., each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware, and ancillary proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act to seek recognition of the Chapter 11 proceedings and certain stated relief. On February 28, 2014, Tuscany, together with certain non-debtor affiliates and other parties, filed a proposed joint Plan of Reorganization, a Restructuring Support Agreement and a related disclosure statement. The Plan of Reorganization was approved by the Delaware Court on May 19, 2014.

Penalties or Sanctions

To the Company’s knowledge, no existing director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE INFORMATION

In accordance with applicable Canadian securities legislation and, in particular, National Instrument 52-110 Audit Committees (“NI 52-110”), information with respect to the Company’s audit committee is contained below. The full text of the Audit Committee Charter, as passed unanimously by the board of directors, is attached to this annual information form as Schedule A.

Composition of the Audit Committee

The audit committee is comprised of Messrs. Freiberg (Chair), Dorson and Carvalho.

Each member of the audit committee is considered to be independent within the meaning of NI 52-110. All members of the audit committee are financially literate in that they have the ability to read and understand a set of financial statements that are of the same breadth and level of complexity of accounting issues as can be reasonably expected to be raised by the Companyʹs financial statements.

Relevant Education and Experience

See the summaries of experience and education under "Directors and Executive Officers" for each of the members of the Audit Committee.

Pre-Approval Policies and Procedures for Non-Audit Services

The audit committee is responsible for pre-approving all non-audit services to be provided by the external auditor to the Company other than de minimis non-audit services referred to in section 2.4 of NI 52-110. In particular, the chair of the audit committee is authorized to approve any non-audit services. Furthermore, the audit committee is required to evaluate the independence and objectivity of the external auditors. The audit committee also has the authority to engage independent legal counsel and other advisors as it determines necessary to carry out its duties and responsibilities.

External Auditor Service Fees

The following table sets forth the fees billed to the Company by UHY McGovern Hurley LLP, the Company’s current external auditor, for the last two fiscal years, as applicable.

UHY McGovern Hurley LLP	2016	2015
Audit Fees (1)	35,000	35,000
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total Fees	35,000	35,000

(1)	The aggregate audit fees billed.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audits or reviewing the Corporation’s financial statements including prospectus filings, and are not included under “Audit Fees”.
(3)	The aggregate fees billed for services related to tax compliance, tax advice and tax planning. The services performed for the fees paid under this category may briefly be described as tax return preparation fees.
(4)	The aggregate fees billed for services other than those reported above.

INTERESTS OF EXPERTS

Certain information in this annual information form relating to the Company’s mineral projects is summarized or extracted from: (1) the Almas Updated FS Report, which was prepared by Richard Kehmeier, C.P.G and Paul Gates, P.E., of RPM; (2) the Matupá Technical report, which was prepared by Susan Poos P.E. and Michael Ward C.P.G. of Marston & Marston, Inc., Ronald Simpson B.Sc., P.Eng. of Geosim Services Inc. and Kathy Altman PhD., P.E. of Samuel Engineering Inc.; and (3) the Tolda Fria Technical Report which was prepared by William J. Crowl, R.G. and Donald Hulse, P.E. of Gustavson Associates, LLC. To the best knowledge of the Company, none of the foregoing persons, has any interest in any securities of the Company or its associates or affiliates, nor do they expect to receive or acquire any such interests, and, as at the date hereof, the aforementioned persons beneficially own, directly or indirectly, in the aggregate, less than 1% of the securities of the Company.

McGovern, Hurley, Cunningham, LLP, Chartered Accountants, the auditors of the Company, have advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. To the knowledge of the Company, none of the partners and associates of McGovern, Hurley, Cunningham, LLP have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or of any associates or affiliates of the Company, nor do they expect to receive or acquire any such interests.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On July 11, 2014, the Company was formally notified of a lawsuit brought by former employee Sol Tomich. The lawsuit is related to allegedly unpaid contractual rights of her agreement with Rio Novo. This lawsuit was settled on April 1st, 2016 and has been fully paid down.

On December 5, 2014, the Company was formally notified of a lawsuit brought by former employee Dione Queiroz. The lawsuit is related to allegedly unpaid contractual rights of her agreement with Rio Novo, totaling US$60,220 (BRL 238,500) plus accrued interest and penalties. This lawsuit was settled on November 30th, 2016 and is currently being paid down in accordance to the terms of the settlement.

Other than the claims described above, there are no pending legal proceedings or regulatory actions to which the Company is or is likely to be a party or of which its subsidiary or properties are or are likely to be subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this annual information form and with respect to compensation agreements with the Company, none of the directors or executive officers or other insiders of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three recently completed financial years or during the current financial year or in any proposed transaction that has materially affected or will materially affect the Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Ordinary Shares of the Company is TMX Equity Transfer Services Inc., 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1.

MATERIAL CONTRACTS

There have been no material contracts entered into by the Company within the last financial year or before the last financial year that are still in effect, that than contracts entered into in the ordinary course of business.

ADDITIONAL INFORMATION

Additional financial information relating to the Company is available in its financial statements and management’s discussion and analysis for the financial year ended December 31, 2016. All of these documents, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com.

GLOSSARY OF MINING TERMS

The following is a glossary of technical terms that appear in this annual information form:

“Ag” means silver.

“Au” means gold.

“assay” in economic geology, means to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“cut-off grade” the lowest grade of mineralized material that qualifies as ore in a given deposit; rock of the lowest assay included in an ore estimate.

“deposit” is a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“geophysical techniques” include the exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques; geophysical surveys can be undertaken from the ground or from the air.

“g/t” means grams per tonne.

“grade” the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as a percentage (%) for copper, lead, zinc and nickel.

“hectare” or a “ha” is a unit of measurement equal to 10,000 square metres.

“Indicated Mineral Resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Measured Mineral Resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineralization” is the concentration of metals and their chemical compounds within a body of rock.

“Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral resource” is a concentration or occurrence of diamonds, natural solid inorganic material or natural fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mt” means million tonnes.

“ore” means a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

“ppm” means parts per million.

“Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

“Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“tpd” means tonnes per day.

SCHEDULE A

AUDIT COMMITTEE MANDATE

General

The Board of Directors (the “Board”) of Rio Novo Gold Inc. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the Audit Committee (the “Committee”). For the purpose of this mandate the term “Corporation” shall include the Corporation and its subsidiaries.

The Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation. The Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any external auditor engaged by the Corporation for the purpose of preparing or issuing an audit report or related work (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting). In so doing, the Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

Members

1.	The Committee will be comprised of a minimum of three directors. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member shall be “independent” and “financially literate” within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”) (except as otherwise set forth in the limited exemptions contained therein). Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board.

2.	Members of the Committee shall be appointed annually by the Board at the first meeting of the Board after the annual general meeting of shareholders. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

3.	The Chair of the Committee will be designated by the Board, on the recommendation of the Corporate Governance and Nominating Committee, or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be responsible for overseeing the performance by the Committee of its duties, for assessing the effectiveness of the Committee and individual Committee members and for reporting periodically to the Board.

Meetings

4.	The Committee will meet at least quarterly and at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and related management discussion and analysis, if applicable. Notice of every meeting shall be given to the external auditor, who shall, at the expense of the Corporation, be entitled to attend and to be heard thereat. The external auditor or any member of the Committee may also request a meeting of the Committee. The Committee shall have an in- camera session without non-independent directors and management as a regular feature of each regularly scheduled meeting. The external auditor and management employees of the Corporation shall, when required by the Committee, attend any meeting of the Committee. Any director of the Corporation may request the Chair of the Committee to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the Chair of the Committee.

5.	Meetings of the Committee shall be validly constituted if a majority of the members of the Committee is present in person or by telephone conference. A resolution in writing signed by all the members of the Committee entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

6.	The Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Committee meeting with the Board.

Committee Charter and Performance

7.	The Committee shall have a written charter that sets out its mandate and responsibilities and the Committee shall review and assess the adequacy of such charter and the effectiveness of the Committee at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Corporate Governance and Nominating Committee who will do the same and recommend changes to the Board for its approval. Unless and until replaced or amended, this mandate constitutes that charter.

Committee Authority and Responsibilities:

8.	General

The overall duties of the Committee shall be to:

(a)	assist the Board in the discharge of its duties relating to the Corporation’s accounting policies and practices, reporting practices and internal controls;

(b)	establish and maintain a direct line of communication with the Corporation’s external auditor and assess their performance;

(c)	oversee the work of the external auditor engaged to prepare or issue an auditor’s report or to prepare other audit, review or attest services for the Corporation, including resolution of disagreements between management and the external auditor regarding financialreporting;

(d)	ensure that management has designed, implemented and is maintaining an effective system of internal controls and disclosure controls andprocedures;

(e)	monitor the credibility and objectivity of the Corporation’s financial reports;

(f)	report regularly to the Board on the fulfillment of the Committee’s duties, including any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor or the internal audit function;

(g)	assist, with the assistance of the Corporation’s legal counsel, the Board in the discharge of its duties relating to the Corporation’s compliance with legal and regulatory requirements;and

(h)	assist the Board in the discharge of its duties relating to risk assessment and riskmanagement.

9.	External Auditor

The external auditor will report directly to the Committee and the Committee should have a clear understanding with the external auditor that such auditor must maintain an open and transparent relationship with the Committee and that ultimate accountability of the auditor is to the shareholders of the Corporation. The duties of the Committee as they relate to the external auditor shall be to:

(a)	review management’s recommendations for the appointment of the external auditor, and in particular their qualifications, objectivity and independence, and recommend to the Board a firm of external auditors to be engaged and the compensation of such external auditor;

(b)	review the performance of the external auditor, including the fee, scope and timing of the audit, and make recommendations to the Board regarding the appointment or termination of the external auditor;

(c)	review, where there is to be a change of external auditor, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 Continuous Disclosure Obligations or any successor legislation (“NI 51-102”), and the planned steps for an orderly transition;

(d)	review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102, on a routine basis,whether or not there is to be a change of external auditor;

(e)	ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law, standards orrules;

(f)	review and pre-approve non-audit services to be provided to the Corporation by the external auditor, other than de minimus non-audit services referred to in Section 2.4 of NI 52-110. In connection therewith, the Chair of the Committee is authorized to pre-approve any non-audit services, provided that such pre-approval is presented to the Committee at its first scheduled meeting following such pre-approval;

(g)	review and approve the engagement letters of the external auditor, both for audit and permissible non-audit services, including the fees to be paid for suchservices;

(h)	review the nature of and fees for any non-audit services performed for the Corporation by the external auditor and consider whether the nature and extent of such services could detract from the external auditor’s independence in carrying out the audit function; and

(i)	meet with the external auditor, as the Committee may deem appropriate, to consider any matter which the Committee or external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

10.	Audits and Financial Reporting

The duties of the Committee as they relate to audits and financial reporting shall be to:

(a)	review the audit plan with the external auditor and management;

(b)	review with the external auditor and management all critical accounting policies and practices of the Corporation (including any proposed changes in accounting policies), the presentation of the impact of significant risks and uncertainties, all material alternative accounting treatments that the external auditor has discussed with management, other material written communications between the external auditor and management (such as any management letter or schedule of unadjusted differences), and key estimates and judgments of management that may in any such case be material to financial reporting;

(c)	review the contents of the audit report;

(d)	question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)	review the scope and quality of the audit work performed;

(f)	review the adequacy of the Corporation’s financial and auditing personnel;

(g)	review the co-operation received by the external auditor from the Corporation’s personnel during the audit, any problems encountered by the external auditor and any restrictions on the external auditor’s work;

(h)	review the appointments of the Chief Financial Officer, persons performing the internal audit function and any key financial executives involved in the financial reporting process;

(i)	review with management and the external auditor the Corporation’s interim unaudited financial statements and the annual audited financial statements in conjunction with the report of the external auditor thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before recommending approval by the Board and the release thereof to the public;and

(j)	Review the terms of reference for an internal auditor or internal audit function.

11.	Internal Controls

The duties of the Committee as they relate to internal control over financial reporting shall be to:

(a)	Review the evaluation of internal controls by the persons performing the internal audit function and the external auditor, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses. Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper; and

(b)	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

12.	Accounting and Disclosure Policies

The duties of the Committee as they relate to accounting and disclosure policies and practices shall be to:

(a)	review the effect of regulatory and accounting initiatives and changes to accounting principles of the Canadian Institute of Chartered Accountants or any successor thereto, which would have a significant impact on the Corporation’s financial reporting as reported to the Committee by management and the externalauditor;

(b)	review the appropriateness of the accounting policies used in the preparation of the Corporation’s financial statements and consider recommendations for any material change to such policies;

(c)	review the status of material contingent liabilities as reported to the Committee by management;

(d)	review the status of income tax returns and potentially significant tax problems as reported to the Committee by management;

(e)	review any errors or omissions in the current or prior years’ financial statements;

(f)	review and recommend approval by the Board before their release all public disclosure documents containing audited or unaudited financial results, including all press releases containing financial results, offering documents, annual reports, annual information forms and management’s discussion and analysis containing such results; and

(g)	satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements other than the public disclosure referred to in clause (f), above, and periodically assess the adequacy of these procedures.

13.	Other

The other duties of the Committee shall include:

(a)	reviewing any inquiries, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(b)	reviewing annual operating and capital budgets;

(c)	reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(d)	reviewing and approving the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of theCorporation;

(e)	inquiring of management and the external auditor as to any activities that may be or may appear to be illegal or unethical; and

(f)	at the request of the Board, investigating and reporting on such other matters as it considers necessary or appropriate in thecircumstances.

Authority to engage independent counsel and outside advisors

14.	The Committee has the authority to engage independent counsel and other advisors it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Committee and to communicate directly with the internal and external auditors.

15.	The Corporation shall provide appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment (a) of compensation to the external auditors employed by the issuer for the purposes of rendering or issuing an audit report and to any advisors engaged by the committee, and (b) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.